Exhibit 99.3

GLG LIFE TECH CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

For the Three Months and Year Ended December 31, 2010

Dated: March 31, 2011

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of GLG Life Tech Corporation is dated March 31, 2011, which is the date of filing of this document. It provides a review of the financial results for the three and twelve months ended December 31, 2010 compared to the same periods in the prior year.

This MD&A relates to the consolidated financial condition and results of operations of GLG Life Tech Corporation (“we,” “us,” “our,” “GLG” or the “Company”) together with GLG’s subsidiaries in the People’s Republic of China (“China”) and other jurisdictions. As used herein, the word “Company” means, as the context requires, GLG and its subsidiaries. The common shares of GLG are listed on the Toronto Stock Exchange (the “Exchange”) under the symbol “GLG” and on the NASDAQ Global Market under the symbol “GLGL”. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (“Canadian GAAP”). This MD&A should be read in conjunction with the annual consolidated financial statements and notes thereto for the twelve months ended December 31, 2010, as well as the annual consolidated financial statements and notes thereto and the MD&A of GLG for the year ended December 31, 2009. Additional information relating to GLG Life Tech Corporation including GLG’s Annual Information Form can be found on GLG’s web site at www.glglifetech.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated interim financial statements and the reported amounts of revenue and expenses during the reporting period. GLG bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

GLG has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate the Company’s performance. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. Where non-GAAP measures are reported, GLG has provided the definition and reconciliation to their nearest GAAP measure in section “NON-GAAP Financial Measures”.

Forward-Looking Statements

Certain statements in this MD&A constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks described herein under the heading “Risks Related to the Company’s Business” and “Risks Associated with Doing Business in the People’s Republic of China” for a discussion of these and other sources of factors underlying forward-looking statements and those additional risks set forth under the heading “Risk Factors” in the Company’s Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this MD&A might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this MD&A about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

Overview

We are a leading producer of high quality stevia extract. Stevia extracts, such as Rebaudioside A (or Reb A), are used as all natural, zero-calorie sweeteners in food and beverages. Our revenue is derived primarily through the sale of high-grade stevia extract to the food and beverage industry. We conduct our stevia development, refining, processing and manufacturing operations through our five wholly-owned subsidiaries in China. Our operations in China include four processing factories, stevia growing areas across eight provinces, and four research and development centers engaged in the development of high-yielding stevia seeds and seedlings. Our processing facilities have a combined annual throughput of 41,000 metric tons of stevia leaf and 1,500 metric tons of RA 97 or 2,000 metric tons of BlendSureTM.

Our revenues were $19.3 million for the three months ended December 31, 2010 compared to $13.3 million for the three months ended December 31, 2009. Our revenues were $58.9 million for the twelve months ended December 31, 2010 and $41.9 million for the twelve months ended December 31, 2009.

We had a net loss of $3.2 million for the three months ended December 31, 2010 and a net income of $0.5 million for the three months ended December 31, 2009. Our net loss was $2.9 million for the twelve months ended December 31, 2010 compared to a net income of $0.8 for the same period in the previous year.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Factors Affecting the Company’s Results of Operations

The Company’s operating results are primarily affected by the following factors:

1. Consumer Demand. The Company believes that consumer demand for food and beverage products and tabletop sweeteners produced with stevia extracts will continue to expand. The Company believes rebiana, which is extracted from stevia leaf, is positioned to become a leading high-intensity sweetener because it has zero calories, is 100% natural, is 200-300 times sweeter than sugar and does not have the perception of potential health risks that may be associated with artificial sweeteners. Additionally, the Company believes that consumer acceptance of stevia will increase in connection with regulatory approval in the US, China and elsewhere. The Company’s results of operations will be affected by consumer acceptance of, and demand for, rebiana-sweetened products and the Company’s ability to increase its production capacity in order to meet any increased demand.

2. Price of Stevia Extract. The Company believes that it will be able to maintain a low cost of production of high-grade stevia extract through process innovation and vertical integration (from seedling development to high-grade stevia extract production). By maintaining a low cost of production, the Company believes it will be able to reduce the price it charges for high-grade stevia extract, thereby strengthening the competitive position of high-grade stevia extract relative to other high-intensity sweeteners and sugar.

3. Raw Material Supply and Prices; Cost of Sales. The price that the Company must pay for stevia leaf and the quality of such stevia leaf affects the Company’s results of operations. The cost and quality of stevia leaf available is driven primarily by the rebaudioside A content contained in stevia leaf and the quality of the stevia harvested during a particular growing period. The key factors driving the Company’s cost of sales include the cost of stevia leaf, stevia leaf quality, salaries and wages of the Company’s manufacturing labour, manufacturing overhead such as supplies, power and water used in the production of the Company’s high-grade stevia extract, and depreciation of the Company’s high-grade stevia extract processing plants.

4. Relationship with Primary Customer. The Company derived the majority of its revenue from Cargill in the current period, its largest customer. The Company currently has a Strategic Alliance Agreement with Cargill pursuant to which it will provide at least 80% of Cargill’s global stevia extract requirements for the ten year period beginning October 1, 2008. For the twelve month period ended December 31, 2010, this customer accounted for 47% of the Company’s revenue. For the years ended December 31, 2009 and 2008, this customer accounted for 90% and 77%, respectively, of the Company’s revenue.

The percentage of sales that our customer accounted for in the current fiscal period has been reduced significantly during the 2010 fiscal period as expected by the Company as we have signed up a number of new customers and we have shifted our focus towards the China market. The Company currently has orders with its primary customer for delivery in 2011.

Unfavourable changes in any of these general conditions could negatively affect the Company’s ability to grow, source, produce, process and sell stevia and otherwise materially and adversely affect the Company’s results of operations.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Critical Accounting Estimates and Assumptions

The Company’s significant accounting policies are subject to estimates and key judgements about future events, many of which are beyond management’s control. A summary of the Company’s significant accounting policies is included in the Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2010.

The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to our financial statements.

We believe that our application of accounting policies, and the estimates inherently required therein, are reasonable. Our accounting policies and estimates are periodically re-evaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Inventory policy

We measure our inventory at the lower of cost or net realizable value (“NRV”) with respect to raw materials, finished goods and work-in-progress. NRV for finished goods and work-in-progress is generally considered to be the selling price in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale.

Provisions for excess, obsolete or slow moving inventory are recorded after periodic evaluation of historical sales, current economic trends, forecasted sales, estimated product lifecycles and estimated inventory levels. The accounting estimate related to valuation of inventories is considered a critical accounting estimate because it is susceptible to changes from period-to-period due to purchasing practices, accuracy of sales and production forecasts, introduction of new products, product lifecycles, product support, exchange rates, sales prices new competitive entrants and foreign regulations governing food safety. If actual results differ from our estimates, a reduction to the carrying value of inventory may be required, which will result in inventory write-offs and a decrease to gross margins.

Stock-based compensation

Our accounting estimate related to stock-based compensation is considered a critical accounting estimate because estimates are made in calculating compensation expense including expected option lives, forfeiture rates and expected volatility. The fair market value of our common stock on the date of each option grant was determined based on the closing price of common stock on the grant date. Expected option lives are estimated using vesting terms and contractual lives. Expected forfeiture rates and volatility are calculated using historical information. Actual option lives and forfeiture rates may be different from estimates and may result in potential future adjustments which would impact the amount of stock-based compensation expense recorded in a particular period.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Income taxes

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events. If these estimates and assumptions are changed in the future, the value of the future income tax assets could be reduced or increased, resulting in an income tax expense or recovery. We re-evaluate our future income tax assets on a regular basis.

Recognition and impairment of goodwill

Goodwill is tested for impairment at least annually or when indicated by events or changes in circumstances, by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying value to measure any impairment loss. We performed our last goodwill impairment test on December 31, 2010.

Property, plant and equipment and long-lived assets

Intangible assets include customer relationships, patents and technology. Intangible assets are amortized over the estimated useful life of each asset unless the life is determined to be indefinite.

We evaluate the recoverability of long-lived assets and asset groups whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When such a situation occurs, the estimated undiscounted future cash flows anticipated to be generated during the remaining life of the asset or asset group are compared to its net carrying value. When the net carrying amount of the asset or asset group is less than the undiscounted future cash flows, an impairment loss is recognized to the extent by which the carrying amount of long lived assets or asset group exceeds its fair value.

Management’s estimates of product prices, foreign exchange, production levels and operating costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset groups. It is possible that material changes could occur that may adversely affect management’s estimates.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Corporate Developments for the Twelve Months Ended December 31, 2010

NEW SALES & DISTRIBUTION AGREEMENTS

Distribution Agreement for Australia and New Zealand Markets announced

On April 16, 2010, the Company announced that it had signed a binding Memorandum of Understanding (the “MOU”) in Australia and New Zealand with Sugar Australia for the distribution and marketing of its stevia extract products. The MOU with Sugar Australia has resulted in a definitive distribution agreement which was announced on July 13, 2010 and is a five-year agreement with Sugar Australia for the distribution and marketing of GLG’s stevia extract products. The companies are working in partnership to market stevia and its use as an ingredient to the food and beverage sector in Australia and New Zealand.

Key highlights under the terms of this agreement include:

  Initial term of five years with an automatic renewal provision for another five years subject to certain conditions

  Mutual exclusivity between the two companies based on successful achievement of agreed GLG product purchases levels, which will be established by mutual agreement year by year

  Marketing support, as well as sales and technical training, to be provided by GLG to Sugar Australia

  Sugar Australia to market GLG’s full line of products within their serving territory including Rebpure™, Rebsweet™, and the BlendSure™ product line

Australia is the world’s third largest exporter of sugar, a $2.0 billion annual industry. Sugar Australia is the leading sugar refiner in Australia operating across multiple business channels including, the supply of sugar as an ingredient into the food and beverage sector, retail in which its CSR consumer brand has the leading market share, as well as foodservice and exports. In response to consumer demand Sugar Australia has launched a reduced calorie product called CSR Smart®, which utilizes stevia extracts in a unique and proprietary sugar blend to provide a 67% reduction in calories.

Distribution Agreement for Mexico announced

On July 16, 2010, the Company announced that it had signed a five-year agreement with Grupo Azucarero Mexico (“GAM”) for the marketing and distribution of GLG’s stevia extract products in Mexico.

GAM is the largest private producer of sugar in Mexico, following only the Mexican government. GAM owns and operates sugar mills and packaging plants throughout Mexico and specializes in the production, processing and distribution of sugar cane, as well as in the elaboration and sale of sugar-based derivates and products.

Key highlights under the terms of this agreement include:

  Initial term of five years with an option to extend the term for another five years subject to the satisfaction of certain conditions and upon mutual agreement of the parties

  Mutual exclusivity between the two companies, subject to certain limitations, including GAM’s obligation to achieve set GLG product purchases levels, which will be established by mutual agreement year by year

  Marketing support, as well as sales and technical training, to be provided by GLG to GAM

  GAM to market GLG’s full line of products including the BlendSure™ product line, Rebpure™, Rebsweet™ within Mexico

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

  Opportunity for future collaboration of the two companies in agricultural and industrial processing for GLG stevia extracts

Exclusive Supply Agreement signed in China for its Stevia Extracts-US $12.6 Initial Purchase Order

On September 16, 2010, the Company announced the signing of an exclusive five-year renewable supply agreement with Fengyang Xiaogangcun Yongkang Foods High Tech Co. Ltd. (“FXY”) for GLG’s full range of stevia extract products within China. FXY is a privately held Chinese company based in the Xiaogang region in Anhui province. FXY produces consumer products including stevia and stevia/sugar tabletop sweeteners, reduced and zero calorie beverages and food products mainly for the Chinese market. FXY also has developed stevia/sugar blend products suitable for the China National Sugar Reserve.

Key highlights under the terms of this agreement include:

  Agreement describes that the two parties have entered into a long-term strategic relationship for the development and marketing of stevia within China

  Initial term of five years with an automatic renewal provision for another five years

  GLG will be the exclusive supplier of stevia extract products to FXY

  GLG will sell to FXY its’ full line of products within China including the BlendSure™ product line, PureSTV, Rebpure™, and Rebsweet™

  GLG has received an initial purchase order under this supply agreement for $US 12.6 million which was delivered in fiscal 2010

Agreement for the Market Development of Stevia Extract in India and the Middle East announced

On October 6, 2010, the Company announced its joint venture with Global Agrisystem Private Limited (“Global Agri”) for the marketing, development and distribution of GLG’s portfolio of stevia extracts in markets throughout India and the Middle East.

Global Agri, a Katra Group company, is among India’s largest agribusiness companies focused on the food and agricultural sectors. Global Agri’s strengths include market development, new product introductions, food processing, distribution and agribusiness management. The Market Development Agreement signed between the two parties focuses on the utilization of the knowledge, expertise and resources of each party in order to develop the market for stevia in India. This includes obtaining governmental approvals, introduction of certain products to this market, development of new consumer products, government support, agriculture and the future development of manufacturing and processing capacity of stevia for domestic use and possible export.

The two parties have also signed an exclusive distribution agreement for the development of the Middle East market for GLG’s stevia extract products where the Katra Group also has extensive experience in the sale and distribution of products.

Key highlights under the terms of these agreements include:

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

  Progressive levels of engagement conditioned upon the achievement of key milestones.

  Initial distribution term of five years with a renewal provision for another five years subject to agreement on certain conditions for the supply of GLG products within the Middle East.

  Mutual exclusivity between the two companies based on successful achievement of agreed GLG product purchase levels, which will be established by mutual agreement year by year.

  Marketing support, as well as sales and technical training, to be provided by GLG to Global Agri.

  Global Agri to market GLG’s full line of industrial use products within its serving territory including the BlendSure™ product line, Rebpure™, Rebsweet™.

  Initial purchase commitment for the Middle East market of approximately $1.7 million which was delivered in fiscal 2010.

Partnership with Chempoint to Market Stevia Extracts in North America and Europe

On October 26, 2010, the Company announced that they have partnered with ChemPoint.com Inc. (“ChemPoint”), a prominent e-distributor of specialty and fine ingredients, for the marketing, sale and distribution of GLG’s portfolio of high quality stevia extracts within the US and Europe. ChemPoint will provide marketing, sales and order fulfillment, as well as technical support and expertise. The companies will jointly launch focused campaigns targeting key segments of the food and beverage industry immediately.

Key highlights under the terms of this agreement include:

  Three-year initial term with an automatic renewal provision for additional years subject to certain conditions.

  GLG to establish ChemPoint as the exclusive supplier of stevia extract products for the high value tier three and tier four customers in the US and European food and beverage industry.

AN0CTM PROGRESS

New Joint Venture in China's Food and Beverage Market

On December 2010, the Company announced it had entered into a joint venture agreement with China Agriculture and Healthy Foods Company Limited (CAHFC) for the sale and distribution of zero calorie beverage and food products in China that are sweetened with GLG’s stevia extract products. The new venture will be called Dr. Zhang’s All Natural and Zero Calorie Beverage and Foods Company (AN0CTM). AN0CTM will focus on the development of the all natural zero calorie brand of food and beverages (ANOCTM) and the establishment of sales and distribution of the AN0CTM products nationally in China. GLG holds an 80% controlling stake in AN0CTM and CAHFC holds 20%. Dr. Luke Zhang is the CEO of AN0CTM and is supported by an experienced team of senior executives recruited by CAHFC from the beverage industry in China.

CAHFC has spent the last two years developing AN0CTM products and production capabilities. They have developed 30 beverage products and 300 food products for the all natural zero calorie product category. All products will use GLG’s stevia extract as the main sweetener. CAHFC is the owner of Fengyang Xiaogangcun Yongkang Foods High Tech Co. Ltd. (“FXY”) with whom GLG has an exclusive stevia extract supply agreement.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

FXY will be the manufacturer of the initial products for AN0CTM. FXY’s grand opening of its beverage operations took place on December 17th at its Xiaogangcun facility in the Anhui Province.

The product concept and brand have been market tested during the last twelve months in a number of major cities in China to refine the brand and product concept. The joint venture partners see a viable market niche to enter with these products and develop the business. CAHFC also brings an experienced team of senior executives to the joint venture from beverage companies in China including Yili, Kang Shi Fu, and Hui Yuan Juice, covering all key management disciplines including, R&D and Formulation, Production, Quality Control, Marketing, Sales and Distribution and Logistics. These individuals were recruited for their expertise in building sales and distribution networks in high growth environments.

China’s food and beverage industry has experienced a greater than 20% annual growth rate during the period from 2002 to 2009 with the industry growing from approximately RMB 900 billion in 2002 to RMB 4.7 trillion (equivalent to US$ 693 billion) in 2009. For the first three quarters of 2010 Industry revenue has been RMB 4.5 Trillion which represents a 26% increase from 2009. As China’s middle class continues to develop, this is expected to fuel consumption growth in the beverage and food industry in China. The Freedonia Group estimates that the beverage market in China will grow from 105,750 million liters in 2007 to 199,500 million liters in 2017.

The Company also sees issues relating to obesity and diabetes in China as important for AN0CTM’s products. China became the world's second largest country, in terms of the number of diabetic patients (India is largest), with 92 million cases reported in 2009 (up from 10 million in 1987). China’s Ministry of Health has also reported that there are currently 350 million people considered over weight and 70 million people are considered obese. Adult Chinese male obesity patients are currently increasing about 1.2% every year, surpassing the obesity growth rates in the USA, the UK and Australia.

Commencement of AN0CTM Beverage Production Line in China

On December 22, 2010, the Company announced the commencement of production of four beverage products by its joint venture partner China and Healthy Foods Company Limited (CAHFC) for the AN0CTM business in China.

The production line was constructed during the third quarter of 2010 at CAHFC’s Xioagang facility and is capable of producing 108 million 500ml servings per year. The new facility will initially produce four beverage products: Green Tea, Black Tea, Peach Juice and Orange Juice. All products are part of the new AN0CTM product line and are sweetened with stevia. The grand opening ceremony for this new line took place on December 17, 2010 with a strong showing of local and provincial Government officials. Most notably, Vice Governor Honorable Mr. Zhao, Shucong and Party Secretary of Chuzhou City Honorable Mr. Han, Xiancong of the Anhui Province attended the ceremony and were present to receive the first bottle of AN0CTM beverage from the new production line. One of the key government objectives is to demonstrate that a rural farming region such as Xioagang can not only support a strong farming economy but also industrial development that will further increase the economic prosperity for a rural region. Xioagang is demonstrating this through stevia farming and the use of stevia extracts in consumer products also produced in the Xioagang region. The Xioagang example is expected to be a model for other China rural areas to follow.

Establishment of AN0CTM Company in Hong Kong

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

On December 22, 2010 the shareholders of AN0CTM completed registration of the joint venture company in Hong Kong (“Dr. Zhang All Natural & Zero Calorie Beverage and Foods Group (USA)”). GLG owns 80% and CAHFC owns 20%. With the set-up of the Hong Kong holding company, the setup of the China based operating company could proceed.

Hong Kong was selected as the best jurisdiction for the AN0CTM JV based on benefits including the preferential dividend withholding tax rate offered by the China-Hong Kong tax treaty (5%), Hong Kong’s expanding tax treaty network with other Asian countries, its proximity to China, its mature capital market and business environment, and its favourable tax regime. Hong Kong is renowned for its business environment and low domestic tax. Also, in general, Hong Kong does not tax non-Hong Kong source income (such as dividends received from a Chinese subsidiary) and does not levy withholding tax on dividends paid to non-residents of Hong Kong.

Establishment of AN0CTM Company in China and Key Executive Team announced

On January 25th, 2011, AN0CTM announced the completion of the registration of the China operational company. “AN0CTM Anhui” was formally registered and has received a national business license for its business activities that include research and development, production, marketing and sales. The license will allow AN0CTM to operate its business nationally which facilitates the targeted product rollout in key cities throughout China in comparison to a more time consuming approach applying for regionally registered companies. In addition to this important milestone in the company’s start-up phase, the Company is also announcing the formal appointment of six senior executives with AN0CTM China. The senior executive team will be based in Shanghai.

New Senior Executives for AN0CTM China were announced on January 25, 2011.

Vice President of R&D and Formulation – Mr. Chen Tzyh Chen

Mr. Chen comes to AN0CTM with over 32 years of consumer beverage and food formulation experience. He is responsible for developing many leading food and beverage products in Asian markets including China and Japan. Mr. Chen has held senior positions with President Enterprises Corporation as well as serving as a leading formulation consultant to many food and beverage companies in Asia.

Vice President of Marketing – Mr. Cheng Yin-Chieh

Mr. Cheng has over 26 years marketing experience in consumer beverage and food including branding and product marketing in China including Hong Kong and Taiwan. Mr. Cheng has held senior positions with Master Kong Beverage Corporation, President Enterprises Corporation and Brain Advertising.

Vice President of Sales - Mr. Wu Yao Hsiung

Mr. Wu comes to AN0CTM China with over 30 years experience in consumer product sales and distribution channel management and development. Mr. Wu has previously held senior positions with China Green, Master Kong Beverage Corporation and President Enterprises Corporation.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Vice President of Supermarket Sales (KA Channel) - Mr. Lin Chih-Hsiang

Mr. Lin has over 22 years experience in the marketing of consumer beverage & food products. Mr. Lin has held senior positions with Jin Mai Lang Food Corporation, Master Kong Beverage Corporation and President Enterprises Corporation.

Vice President of Human Resources – Ms. Yuan Xiao Jin

Ms. Yuan has over 17 years experience in human resources and consumer business management. Ms. Yuan has held senior position with Master Kong Beverage Corporation before she joined ANOCTM.

President – Ms. Wang Qian

Ms. Wang has over 20 years experience in government relations and business management in China. As President, Ms. Wang will be responsible for the general management of ANOCTM China, government relationship and public relations. Ms. Wang has held senior positions with GLG Life Tech’s China operations including government relations and operations management.

In addition to the senior executive announced on January 25th, 2011, ANOCTM has also recruited over fifty midlevel managers responsible for product formulation, marketing and sales roles. ANOC is in the process of setting up a marketing and sales centre in Shanghai as well as an R&D centre for new products which are both expected to be completed by the end of February 2011.

Finalization of first six AN0C Beverage Products announced

On March 11, 2011 the Company announced that AN0CTM’s first six beverage products were finalized, market tested and approved by all required government departments for sale nationwide in China.

AN0CTM first six SKU’s for launch were:

1.) Ready-to-drink (RTD) Iced Black Tea – Zero Calories
2.) RTD Iced Black Tea – Low Calorie1
3.) RTD Iced Green Tea – Zero Calories
4.) RTD Iced Green Tea – Low Calorie
5.) RTD Iced Jasmine Tea – Zero Calories
6.) RTD Iced Jasmine Tea – Low Calorie

(1) Low calorie means approximately 1/3 the sugar of comparable leading national brands of RTD teas currently on the market.

These first six AN0CTM beverages will be the first products launched in China that are sweetened with stevia and have zero calories, or which contain only one-third the calories of a comparable leading national RTD brand and use stevia. The AN0CTM product development process for these first six SKU’s underwent market testing to ensure final formulations met consumer taste requirements. Most market leading products in China are sweetened with sugar. The goal of the AN0C product development team has been to replicate a similar taste experience to sugar sweetened RTD teas while utilizing stevia as the main sweetener.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

The AN0CTM products received all required government approvals for sale nationwide in China. These approvals include an analysis from a government lab to verify calorie count, to verify that the zero-calorie SKU’s contain no sugar, and for the approval of each product’s labelling.

Launch of First AN0CTM National Advertising Campaign

On March 16, 2011 AN0CTM launched the first national advertising campaign in China. AN0CTM‘s first advertising campaign is on CCTV, China’s only national TV station. The time slots for the AN0CTM commercials are immediately after the national news which runs from 7:00 to 7:30pm. This has national coverage and is the best advertisement available for both company branding as well as product branding. There are only fourteen slots available during this peak viewing time and it is usually very difficult for a company to secure a spot given high viewership yet GLG was successful in securing one of these slots. The average rating of the national news is estimated at 22% which is the highest rating among all of the daily programs on CCTV. Advertising first on CCTV was determined by AN0C company marketing executives to be the best choice to build both the company as well as product brand and to stimulate initial consumer demand for AN0CTM products.

The company also plans in the future to launch additional advertising campaigns in several major provincial satellite TV stations which would cover south, central and north China markets. AN0C management see the goal of provincial campaigns to first and foremost increase sales and secondly to support additional company and product branding.

Completion of 13 regional AN0CTM offices for national marketing and sales in China

On March 24, 2011 the Company announced thirteen regional AN0CTM offices responsible for marketing, national (KA) channel sales and distribution have been completed. In addition to existing KA channel partners such as Wal-Mart, Tesco, RT Mart, these regional offices will focus on the important regional distributor market in China which accounts for almost 70% of the sales volume of beverage products in China. These 13 regional offices cover all parts of China and are located in Beijing, Shijiazhuang, Qingdao, Shenyang, Wuxi, Hangzhou, Xiamen, Shenzhen, Guangzhou, Wuhan, Nanchang, Lanzhou, Chengdu. Each office consists of one branch manager, one marketing manager and one sales manager who lead their respective teams for an integrated marketing and sales approach in each region.

These regional offices are already signing distribution agreements with new distributors and deposits for product already being received by AN0CTM. Local marketing through TV, newspaper, magazine, and supermarket promotion will commence soon to support the sales efforts.

The Company also confirms that the first national launch of the first SKUs will start on schedule at the end of March 2011.

Formal Launch of AN0CTM beverage products in China

On March 30, 2011 the Company announced the formal launch of the first six AN0CTM beverage products in China and the first container of Green Tea (zero and low calorie) and Jasmine Tea (zero and low calorie) was shipped to our distributors in North West China.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Production of all of the first six SKUs in currently underway and AN0C ready to drink tea products are now in production and are being shipped to our local distributors and supermarkets throughout China. The full national launch of AN0C products will start in early April.

R&D AND PRODUCT DEVELOPMENTS IN 2010 & 2011

Agricultural R&D Program Further Improves Cost and Sustainability Position

On November 2, 2010, the Company announced that its stevia seed propagation program has been successful and that the Company’s new Huinong Two (“H2”) proprietary stevia variety has produced enough seeds to fulfill the majority of requirements for the next stevia planting season. The new seeds provide GLG a significant cost advantage due to very high levels of rebaudioside A naturally present in the new stevia strain.

The H2 strain contains approximately 66% rebaudioside A in the plant leaf. Rebaudioside A is the sweetest component of the stevia plant and the primary glycoside used to meet the market demand for stevia sweeteners. GLG’s H2 strain has yielded 10% higher rebaudioside A content than the previous generation (H1). In addition, the H2 strain also generates 22% more leaf per acre. GLG plans to upgrade its varieties company wide and to utilize its new H2 strain at all 12 of the Company’s growing bases in China for the 2011 crop season.

GLG also announces that an H3 generation is on track to be commercially available for its farmers in the 2012/2013 stevia planting season. The GLG agricultural R&D team has already completed the most difficult steps in developing a commercially viable new natural strain. The H3 generation will now enter the final stages of commercial plot testing and seed propagation which is expected to take one to two years to complete. The H3 proprietary strain results show the following improvements in yield:

  76% rebaudioside A content in the leaf, a 26% increase from the H1 strain

  An estimated 600kg of additional stevia leaf harvested per acre, a 46% increase over H1, which improves land and resource utilization

  An estimated 40% overall leaf cost improvement expected as a direct result of the increased RA content and increased leaf yield

  Greater processing efficiencies expected

All improvements to GLG proprietary seed strains are through natural breeding methods.

Acceptance of New Patent Applications for Separation Methodologies of Rebaudioside B, Rebaudioside D and Steviolbioside

The Company announced on January 5, 2011 that its patent application for the separation methodologies of rebaudioside B, rebaudioside D and steviolbioside has been accepted by the State Intellectual Property Bureau of the People’s Republic of China. The extraction technology, designed by the Company’s research and development experts, is part of an ongoing effort to improve the taste and quality of its stevia extract products and to continually improve processing efficiencies.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Within the stevia leaf 10 major steviol glycosides can be found in varying levels according to the plant’s agricultural region of origin. Rebaudioside A RA and stevioside (STV) are the two main steviol glycosides currently extracted and utilized as sweeteners. Other steviol glycosides, such as rebaudioside B, rebaudioside D and steviolbioside, are also found within a final stevia extract product. While often present in small quantities, even trace amounts of these glycosides can significantly affect taste in a finished product. GLG’s research and development team has successfully created technology to separate rebaudioside B, rebaudioside D and steviolbioside from the other steviol glycosides, a unique process enabling GLG to continually provide its customers with higher purity, better tasting products.

Grant of New Patents and Acceptance of New Patent Applications

The Company announced on January 12, 2011 that the two patent applications that were submitted in 2009 have been granted by the State Intellectual Property Bureau of the People’s Republic of China.

The Company’s stevia leaf processing extraction device was granted full patent protection and its specially designed waste water treatment technology has also been granted full patent protection by the State Intellectual Property Bureau of the People’s Republic of China. The stevia leaf processing extraction device is innovative technology that reduces, by approximately 30%, both the amount of water used in the soaking step of the extraction process as well as the cycle time required to complete this step. The waste water treatment system is a complex system that removes impurities in the water and cleanses it to a higher purity than when sourced before returning it to the environment. These technologies form a key part of GLG’s ongoing efforts to utilize environmentally sustainable and socially responsible business solutions.

In addition, two patent applications for GLG stevia plant varieties were accepted by the State Intellectual Property Bureau of the People’s Republic of China. GLG’s stevia agricultural research and development team, led by Chief Agricultural Scientist Qibin Wang, has received acceptance of its patent applications for two significantly competitive stevia plant strains, Huinong 2 (“H2) and Huinong 3 (“H3”), which the GLG team developed through natural propagation. The two strains contain higher levels of rebaudioside A, the sweetest component of the stevia plant leaf and the primary glycoside used to meet market demand for stevia sweeteners.

The GLG H2 and H3 strains contain 66% and 76% rebaudioside A levels in the raw plant leaf, respectively. The naturally bred strains are a significant achievement for the GLG team as the average stevia leaf on the global market contains a significantly lower percentage of rebaudioside A. Higher yields enable not only improved land and resource utilization, but also reduce the cost of production. Further, the two varieties are larger in plant mass, yielding in excess of 22% more leaf per acre. The new H2 strain is currently being filtered into the crop for this year’s harvest.

New Product Line Announced in January 2010

On January 19, 2010, the Company announced the launch of Sweet SuccessSM, a new line extension of high-grade stevia extract-based sweeteners. The new Sweet SuccessSM series is expected to provide an attractive option for food and beverage manufacturers seeking to use stevia sweetening systems to create solutions for their customers in a more cost effective manner. The launch has resulted in four products that were officially launched in March of 2010 and include BlendSureTM 6.0, BlendSureTM 7.0, BlendSureTM 7.5 and BlendSureTM 8.0.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

The Sweet SuccessSM line is the result of several years of research and development by GLG’s leading technical team. The series maintains the great taste, all natural and zero-calorie advantages of stevia high intensity sweeteners on the market today yet allows food and beverage manufacturers flexibility as it relates to a cost of goods input. The proprietary formulas provide stability and consistency, and fall under a total steviol glycosides reading of 95% or greater, making them already acceptable in global markets that follow the standards established by the Joint Expert Committee on Food Additives (JECFA).

The Company further announced on July 19, 2010 that BlendSure™ has met all of the requirements for self-affirmed GRAS (generally recognized as safe) and has received a letter of certification from GRAS Associates, whose experts specialize in the technical and regulatory aspects of obtaining and defending GRAS status for the food, supplement, and chemical industries. BlendSure™ underwent and passed a rigorous safety review performed by GRAS Associates’ qualified panel of scientific experts in order to confirm the product meets the Food and Drug Administration’s (FDA) safety criteria. GRAS is an FDA authorized process which is designed to enhance consumer confidence in a variety of products in the marketplace. GLG will additionally file its dossier for a no-objection letter from the FDA in the near future.

GLG is currently providing samples of this product globally to food and beverage companies and feedback on taste and pricing has been very favourable when compared to higher priced stevia extracts such as Reb A and rebiana as well as other blends entering the market. Based on the relative value of this product line and favourable feedback from potential customers GLG expects this product line to be a dominant source of its future revenue stream. The Company further believes that its BlendSureTM products are difficult for others to replicate due to the proprietary nature of the extraction process involved and the proprietary formulation required to make these products.

Launch of Blendsure announced

On July 19, 2010, the Company announced the launch of BlendSure™ at the Institute of Food Technologists conference in Chicago, IL. GLG researchers developed BlendSure™ by isolating various components of the stevia plant and then blending them in a proprietary ratio to deliver a consistent, balanced, and sucrose-like taste profile that is both heat and pH stable and works well in a carbonated beverage formulation. Further, BlendSure™ offers high quality taste at a competitive price point.

“BlendSure™ is the first product in our industry that offers a blended stevia-based sweetening system that combines specific glycosides such as rebaudioside A and pure stevioside together to deliver sugar–like sweetness while also providing a favorable cost of goods position for our customers” said James Kempland, GLG vice president of marketing. “As a leader in the stevia industry, we continue to develop innovative stevia-based product offerings like BlendSure™, which address emerging needs in the sweetener market.”

GLG developed BlendSure™ to provide food and beverage companies and consumers a natural sweetener with zero calories, zero carbohydrates, and a zero glycemic index, at a price point that is comparable and competitive to sugar. The product can be used both in food and beverages, and as a tabletop sweetener, in order to reduce calories and provide a great tasting, stable sweetening system that offers flexibility and scope in formulation. BlendSure™ may also be combined with other natural sweeteners such as sugar.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

BlendSure™ has met all of the requirements for self-affirmed GRAS (generally recognized as safe) and has received a letter of certification from GRAS Associates, whose experts specialize in the technical and regulatory aspects of obtaining and defending GRAS status for the food, supplement, and chemical industries. BlendSure™ underwent and passed a rigorous safety review performed by GRAS Associates’ qualified panel of scientific experts in order to confirm the product meets the Food and Drug Administration’s (FDA) safety criteria. GRAS is an FDA authorized process which is designed to enhance consumer confidence in a variety of products in the marketplace. GLG will additionally file its dossier for a no-objection letter from the FDA in the near future.

FDA Issuance of Letter of No Objection for Rebsure 97 Stevia Extract announced

On September 14, 2010, the Company announced that the US Food and Drug Administration (“FDA”) has issued a Generally Recognized as Safe (GRAS) Letter of No Objection (Filing No. GRN000329) for GLG’s highest purity stevia extract Rebpure™ RA97. In addition, GLG is currently engaged in a comprehensive program to obtain letters of no objection for several of its other highly purified stevia extracts. The Company has filed notices with the FDA following self affirmation for its innovative new blended sweetening system BlendSure™ as well as its purified stevioside product, PureSTV™.

OTHER CORPORATE DEVELOPMENTS

Completion of Equity Financing

On February 23, 2011, the Company announced the closing of its previously announced public offering (the “Offering”) of 5,290,000 units (“Units”) (inclusive of 690,000 Units issued pursuant to the exercise in full of the over-allotment option), on a bought deal basis, at a price of $11.00 per Unit for total gross proceeds of $58,190,000. Each unit consists of one common share and one half of one common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one common share of the Company at the exercise price of C$15.00 per common share for a period of 36 months following the date of closing of the offering. The Offering was conducted through a syndicate of underwriters.

The Company plans to use the net proceeds from the offering to advance its ANOCTM joint venture, including marketing and administration, for working capital and other general corporate purposes.

Appointment of Two New Directors announced

On August 5, 2010, the Company announced the appointments of David M. Hall and Dr. Hong Zhao Guang to its Board of Directors. Mr. Hall is currently a consultant to the life sciences industry. He is a past business founder, Chief Financial Officer and Chief Compliance Officer of Angiotech Pharmaceuticals, and an active advocate for the British Columbia life sciences industry.

Dr. Hong Zhao Guang is an active leader in both the academic and business communities in China. Receiving his degree from Shanghai First Medical College, he has been the vice president of Beijing Anzhen Hospital and the vice director of the Cardiovascular Disease Expert Consulting Committee for the Ministry of Public Health in China. Currently Dr. Hong is directing commissioner with the Aged Chinese Healthcare Association and the vice group leader for physicians at Capital Medical Science University, one of the top ranking academic medical institution in China.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Resignation of President announced

On October 1, 2010, the Company announced the resignation by Brian Palmieri of his position as President of GLG Life Tech Corporation which was effective October 1st, 2010. Brian retained his seat and position as Vice Chairman of the Board of Directors. Brian is pursuing other business opportunities with his existing private companies and several new ventures aimed at developing consumer stevia products. CEO Dr. Luke Zhang has assumed the responsibilities of Mr. Palmieri’s position and all sales related activities were taken over by the GLG North American sales organization.

Weider Global Nutrition’s ("WGN") Legal Proceedings Against the Company Dismissed

On March 30, 2010, the Company and WGN announced that the proceedings commenced by WGN against the Company in the Supreme Court of British Columbia were dismissed by consent of the parties. The dismissal was the result of WGN’s offer to drop its claim against the Company without any payment to WGN if the Company would drop its counterclaim against WGN and agree to wind up GLG and WGN’s joint venture company Sweet Naturals Corp. The Company will now be marketing all of its products itself. WGN will carry on marketing activities in stevia related products independently.

On August 4, 2010, a Consent Dismissal Order was filed in British Columbia Supreme Court dismissing, by consent of the parties, both the claims brought by WGN against the Company and the counterclaim brought by the Company against WGN.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Results from Operations

The following results from operations have been derived from and should be read in conjunction with the Company’s consolidated financial statements for the periods ended December 31, 2010 and 2009. Certain prior year’s figures have been reclassified to conform to the current financial statement presentation.

In thousands Canadian $,	3 Months Ended Dec 31		% Change	Year Ended Dec 31		% Change
except per share amounts	2010	2009		2010	2009
Revenue	$19,300	$13,264	46%	$58,927	$41,884	41%
Cost of Sales	$15,646	$8,327	88%	$41,365	$29,790	39%
% of Revenue	81%	63%	18%	70%	71%	(1%)
Gross Profit	$3,654	$4,937	(26%)	$17,562	$12,094	45%
% of Revenue	19%	37%	(18%)	30%	29%	1%
Expenses	$3,848	$3,548	8%	$14,737	$11,720	26%
% of Revenue	20%	27%	(7%)	25%	28%	(3%)
Income (loss) from Operations	($194)	$1,389	(114%)	$2,825	$374	655%
% of Revenue	(1%)	10%	(11%)	5%	1%	4%
Other Income (Expenses)	($2,284)	($1,317)	73%	($5,191)	($3)	172933%
% of Revenue	(12%)	(10%)	(2%)	(9%)	0%	(9%)
Net Income (loss) before Income Taxes and Non-Controlling Interests	($2,478)	$72	(3542%)	($2,366)	$371	(738%)
% of Revenue	(13%)	1%	(13%)	(4%)	1%	(5%)
Net Income (loss) after Income Taxes and Non-Controlling Interests	($3,185)	$488	(753%)	($2,934)	$758	(487%)
Earnings (loss) per share (Basic)	($0.12)	$0.02	(700%)	($0.11)	$0.04	(375%)
Earnings (loss) per share (Diluted)	($0.12)	$0.02	(700%)	($0.11)	$0.04	(375%)
Total Comprehensive Income (loss)	($4,810)	($1,341)	259%	($3,644)	($13,551)	(73%)
% of Revenue	(25%)	(10%)	(15%)	(6%)	(32%)	26%
Consolidated Depreciation & Amortization	$2,874	$2,258	27%	$10,034	$6,385	57%
% of Revenue	15%	17%	(2%)	17%	15%	2%
Stock based Compensation	$968	$754	28%	$3,308	$2,479	33%
% of Revenue	5%	6%	(1%)	6%	6%	0%
EBITDA (1)	$3,514	$4,586	(23%)	$16,186	$10,450	55%
% of Revenue	18%	35%	(17%)	28%	25%	3%

1.EBITDA is defined in the section Non-GAAP Financial Measures along with the details of the calculation. Income (loss) from operations comes directly from the financial statements and its calculation is set out above.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Revenue

Revenue for the three months ended December 31, 2010, which were derived entirely from stevia sales, was $19.3 million, an increase of 46% over $13.3 million in revenue for the same period last year due to an increase in sales from new distributors and existing customers compared to prior periods where the majority of sales were made in the US to one customer.

Revenue for the twelve months ended December 31, 2010 was $58.9 million compared to $41.9 million for the same period in the previous year – an increase of $17.0 million or 41%.

As at December 31, 2010, 100% of the Company’s sales are in foreign currencies and translated into Canadian dollars for financial reporting purposes. Approximately 76% of sales for the twelve month period are in US dollars and 24% are in RMB.

Cost of Sales

Cost of sales for the three months ended December 31, 2010 was $15.6 million compared to $8.3 million in cost of sales of the same period last year. The increase of 88% is primarily due to the increase in revenues. Cost of goods sold as a percentage of sales increased from 63% in the fourth quarter of 2009 to 81% in the fourth quarter of 2010 (18 percentage points). There are several factors that have contributed to this increase. For RA 80 products, while actual production costs were approximately flat in the fourth quarter in 2010 relative to the same period in 2009, the USD pricing for RA 80 products was 20% lower in the fourth quarter of 2010 relative to the pricing in place in the fourth quarter of 2009. Additionally, pricing incentives were granted to a number of GLG’s new distributors to assist them launch their business which increased the cost of sales as a percentage of revenues in the fourth quarter of 2010. Another factor contributing to the higher cost of sales in the fourth quarter of 2010 was Runhao’s higher start-up costs and relatively low capacity utilization. It is anticipated that Runhao’s production costs are expected to further decrease as volume and manufacturing experience continues in 2011. Another contributing factor was the 3.3% appreciation of the RMB against the USD which was entirely absorbed in the cost of sales in the fourth quarter of 2010 relative to the same period in 2009. Lastly, a change in reporting in 2010 of intangible amortization from general and administration expenses to the cost of sales also contributed to the 18 percentage point increase in the costs of sales as a percentage of revenue compared to those reported in 2009 (reporting change accounted for two percentage points of the reduced gross profit margin for the quarter in 2010).

Cost of sales for the twelve months ended December 31, 2010 was $41.4 million, an increase of 39% over $29.8 million in cost of sales for the same period last year. However, as a percentage of revenues cost of sales were 70% for the twelve months ended December 31, 2010 compared to 71% for the comparative period in 2009. The decrease in cost of sales as a percentage of revenues was driven by cost efficiencies from higher use of proprietary leaf as well as higher manufacturing efficiencies at our leaf processing facilities for the full year 2010 compared to the same period in 2009 which included a period of higher operating costs due to the start-up of two leaf processing facilities. Cost per unit decreases in leaf processing costs was offset by several factors. The first factor was due to lower pricing for RA 80 products resulting in lower margins in the third and fourth quarter. Secondly a 3.3% appreciation of the RMB relative to the USD impacted margins for USD denominated sales. Thirdly, higher start-up costs and relatively low utilization at Runhao resulted in higher finished good product costs. Lastly, a change in reporting in 2010 of intangible amortization from general and administration expenses to the cost of sales increased the 2010 cost of sales compared to those reported in 2009 (reporting change accounted for two percentage points of the reduced gross profit margin for the 2010 fiscal year).

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

The key factors that impact stevia cost of sales and gross profit percentages in each period include:

1.

The price paid for stevia leaf and the stevia leaf quality, which is impacted by crop quality for a particular year/period and the price per kilogram for which the extract is sold. These are the most important factors that will impact the gross profit of GLG’s stevia business;

2.	salaries and wages of manufacturing labour;

3.

The sale of by-products (also known as co-products) or further processing of by-products into high value added finished goods. There was a significant sale of finished goods from these by-products in the three months ended December 31, 2010. Sales of by-products have historically increased the overall gross profit of the stevia business. With the addition of increased finished goods production facilities at Runhao, GLG expects continued processing of these by-products into additional finished products such as high purity RA and STV extracts as well as other finished products;

4.	Other factors which also impact stevia cost of sales to a lesser degree include:

  Water and power consumption;

  Manufacturing overhead used in the production of stevia extract, including supplies, power and water;

  Net VAT paid on export sales;

  Exchange rate changes;

  Depreciation and capacity utilization of the stevia extract processing plants; and

  Depreciation of intangible assets related to intellectual property.

GLG’s stevia business is affected by seasonality. The harvest of the stevia leaves typically occurs starting at the end of the July and continues through the fall of each year. GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks. GLG’s production year runs October 1 through September 30 each year.

Gross Profit

Gross profit for the three months period ended December 31, 2010 was $3.7 million, a decrease of 26% over $4.9 million in gross profit for the comparable period in 2009. The absolute decrease in gross profit can be attributed to the factors detailed in the cost of sales section. The gross profit margin for the three months period ended December 31, 2010 was 19% compared to 37% for the three months ended December 31, 2009.

Gross profit for the twelve months ended December 31, 2010 was $17.6 million, an increase of 45% compared to gross profit of $12.1 million for the same period in the previous year. Gross profit margin for these periods was 30% and 29% respectively and this increase was driven by the same factors detailed in the cost of sales section.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

General and Administration Expenses

General and administration (“G&A”) expenses include sales, general and administration costs (“SG&A”), stock-based compensation and depreciation and amortization expenses on G&A fixed assets. A breakdown of G&A expenses into these three components is presented on the following page:

In thousands Canadian $,	3 Months Ended Dec 31		% Change	Year Ended Dec 31		% Change
except per share amounts	2010	2009		2010	2009

SG&A	$2,455	$2,402	2%	$10,012	$7,832	28%
Stock Based Comp	$968	$754	28%	$3,308	$2,479	33%
G&A Amortization	$425	$392	8%	$1,417	$1,409	1%
Total G&A Expenses	$3,848	$3,548	8%	$14,737	$11,720	26%
% of Revenue	20%	27%	(7%)	25%	28%	(3%)

SG&A for the three months ended December 31, 2010 was $2.5 million compared to $2.4 million in the same period in 2009. The slight increase of $0.1 million was due to higher salaries and wages in 2010.

SG&A for the twelve months ended December 31, 2010 were $10.0 million compared to $7.8 million in the comparative period in 2009. The key expense categories that increased were the following:

1.

Professional fees increased $0.9 million in 2010 which represents approximately 41% of the total $2.2 million change in SG&A. A large portion of the professional fees incurred for SOX compliance and litigation related expenses were one-time in nature and these costs are expected to decrease significantly going forward.

2.

Salaries increased by $1.1 million in 2010 which represents approximately 50% of the $2.2 million increase in SG&A and was due to additional sales and marketing staffing expenditures in both North America and China as well as an increase in administrative salaries in China.

Stock-based compensation was $1.0 million for the three months ended December 31, 2010 compared with $0.8 million in the same quarter of 2009. The number of common shares available for issue under the stock compensation plan is 10% of the issued and outstanding common shares. During the quarter, compensation from vesting stock based compensation awards was recognized, due to previously granted options, new granted and restricted shares.

Stock-based compensation was $3.3 million for the twelve months ended December 31, 2010 compared to $2.5 million for the same period of the previous year. The increase is primarily related to the recognition of stock-based compensation related to the vesting of stock-options and restricted shares granted in June 2010.

G&A related depreciation and amortization expenses for the three months ended December 31, 2010 was $0.4 million and is consistent with the G&A related depreciation and amortization expenses of $0.4 million for the comparable period in 2009. For the twelve month period ended December 31, 2010 there was an increase of 1% as compared to the same period of the previous year. This is due to the re-classification of amortization of patents to cost of sales from G&A. This re-classification was offset by the increase in amortization of G&A related assets in China at GLG’s Runhai, Runhao and Runyang subsidiaries which came into operation during the second quarter of 2010.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Other Expenses

In thousands Canadian $,	3 Months Ended Dec 31		% Change	Year Ended Dec 31		% Change
except per share amounts	2010	2009		2010	2009
Other Income (Expenses)	($2,284)	($1,317)	73%	($5,191)	($3)	172933%
% of Revenue	(12%)	(10%)	(2%)	(9%)	0%	(9%)

Other expenses for the three months ended December 31, 2010 was $2.3 million, a $1.0 million increase as compared to $1.3 million for the same period in 2009. There were two items that primarily contributed to the change for the three months ended December 31, 2010:

1.

Increase in interest expenses of $0.8 million in the three months ended December 31, 2010 compared to the same period in 2009. This was driven by the increase in short term loan balances. In the three months periods in both 2010 and 2009 interest expense was due to the Company’s bank loans in China.

2.	Increase in foreign exchange loss of $0.1 million from the Company’s US dollars-denominated monetary assets and liabilities.

Other expenses for the twelve months ended December 31, 2010 was $5.2 million, a $5.2 million increase as compared to $3.0 thousand of the same period in 2009. This increase in other expenses was driven by:

1.

Increase in interest expenses of $1.7 million in the twelve months ended December 31, 2010 compared to the same period in 2009. This was driven by the increase in short term loan balances. In both 2010 and 2009 interest expense was due to the Company’s bank loans in China.

2.

Increase in foreign exchange loss of $3.5 million in the twelve months ended December 31, 2010 compared to the same period in 2009. These losses were derived from the Company’s US dollars-denominated monetary assets and liabilities.

Foreign Exchange Gains (Losses)

GLG reports in Canadian dollars but earns revenues in US dollars and Chinese Yuan (“RMB”) and incurs most of its expenses in RMB. Impacts of the appreciation of the RMB against the Canadian dollar are shown separately in Accumulated Other Comprehensive income (“AOCI”) on the Balance Sheet. As at December 31, 2010, the exchange rate for RMB per Canadian dollar was 6.6269 compared to the exchange rate of 6.5232 as at December 31, 2009 reflecting an appreciation of the RMB against the Canadian dollar. The balance of the AOCI was $5.7 million on December 31, 2010 compared to balance of $6.4 million as at December 31, 2009.

The exchange rate fluctuations of the US dollar and the Canadian dollar had a significant impact on foreign exchanges gains reflected on the income statement for both the three and twelve months ended December 31, 2010. The table below shows the change in the Canadian dollar relative to the US dollar from December 31, 2007 to December 31, 2010. The depreciation of the US dollar relative to the Canadian dollar had an impact on the quarterly and annual results as approximately 76% of GLG’s revenues were based on US dollar contracts.

As the RMB has begun to appreciate against the Canadian dollar and almost all of the expenses are incurred in RMB there was a negative impact on net profit.

The following table presents the exchange rate movement for the Canadian dollar relative to the US dollar and RMB as shown below.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Exchange rates	2007	2008	2009	2010	2010	2010	2010
Noon rate (as compared to the Canadian $)	31-Dec	31-Dec	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec
U.S. Dollars	1.0120	0.8166	0.9515	0.9844	0.9429	0.9711	1.0054
Chinese Yuan	7.3910	5.5710	6.5232	6.7204	6.3939	6.4977	6.6269

The following table presents the exchange rate movement for RMB relative to the US dollar as shown below.

Exchange rates	2007	2008	2009	2010	2010	2010	2010
Noon rate (as compared to the US $)	31-Dec	31-Dec	31-Dec	31-Mar	30-Jun	30-Sep	31-Dec
Chinese Yuan	7.3141	6.8223	6.8270	6.8270	6.7813	6.6914	6.5911

Income Tax Expense

In thousands Canadian $,	3 Months Ended Dec 31		% Change	Year Ended Dec 31		% Change
except per share amounts	2010	2009		2010	2009
Income tax recovery (expense)	($708)	$395	(279%)	($587)	$243	(341%)
Income tax expense as a percent of revenue	(4%)	3%	(7%)	(1%)	1%	(2%)

During the three months ended December 31, 2010 the Company recorded income tax expense of $0.7 million, an increase of $1.1 million compared to the same period in 2009. The tax expense was $0.6 million for the twelve months ended December 31, 2010 compared to $0.2 million income tax recovery for the comparative period in 2009.

The increase in the income tax expense was mainly driven by the increased profitability at some of the Company’s Chinese subsidiaries.

Net Income

In thousands Canadian $,	3 Months Ended Dec 31		% Change	Year Ended Dec 31		% Change
except per share amounts	2010	2009		2010	2009
Net income (Loss)	($3,185)	$488	(753%)	($2,934)	$758	(487%)
percent of revenue	(17%)	4%	(21%)	(5%)	2%	(7%)

There was an increase in our net loss of $3.7 million for the three months ended December 31, 2010 compared to the same period in 2009. This net loss was driven by: (1) a decrease in gross profit of $1.3 million, (2) an increase in G&A expenses of $0.3 million, (3) an increase in income tax expenses of $1.1 million, and (4) an increase in other income and expenses of $1.0 million.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

There was an increase in our net loss of $3.7 million for the twelve months ended December 31, 2010 compared to the same period in 2009 which was driven by: (1) an increase of $3.0 million for general and administrative expenses (2) a net increase of $1.8 million for interest expense and interest income (3) a net foreign exchange loss of $3.5 million, (4) an increase in tax expense of $0.8 million and (5) a decrease in non-controlling interests of $0.1 million. These items were offset by the net increase of $5.5 million in gross profit, which was due to the higher stevia revenues in 2010 as compared to 2009.

Comprehensive Income

In thousands Canadian $,	3 Months Ended Dec 31		% Change	Year Ended Dec 31		% Change
except per share amounts	2010	2009		2010	2009
Net income (Loss)	($3,185)	$488	(753%)	($2,934)	$758	(487%)
Other comprehensive income	($1,625)	($1,830)	(11%)	($710)	($14,309)	(95%)

Total comprehensive income (Loss)	($4,810)	($1,341)	259%	($3,644)	($13,551)	(73%)

The Company recorded total comprehensive loss of $4.8 million for the three months ended December 31, 2010, comprising $3.2 million of net loss and $1.6 million of other comprehensive loss. The Company recorded a total comprehensive loss of $1.3 million for the three months ended December 31, 2009, comprised of $0.5 million in net income and $1.8 million in other comprehensive loss.

The Company recorded total comprehensive loss of $3.6 million for the twelve months ended December 31, 2010, comprising $2.9 million of net loss and $0.7 million of other comprehensive loss. The Company recorded a total comprehensive loss of $13.6 million for the twelve months ended December 31, 2009, comprised of $0.8 million in net income and $14.3 million in other comprehensive loss.

The Company’s other comprehensive income (loss) is solely made up of the currency translation adjustments recorded on the revaluation of the Company’s investments in self-sustaining Chinese subsidiaries. The other comprehensive loss of 2010 increased significantly compared to 2009 due to the depreciation of the Canadian dollar against the RMB during the year and fourth quarter.

The other comprehensive income (loss) is held in accumulated other comprehensive income until it is realized (i.e. the subsidiaries are sold), at which time it is included in net income (loss).

NON-GAAP Financial Measures

Earnings before Interest Taxes and Depreciation (“EBITDA”) and EBITDA Margin

EBITDA for the quarter ended December 31, 2010 was $3.5 million, compared to $4.6 million in EBITDA for the same period in 2009 and $16.2 million for the twelve months ended December 31, 2010 compared to $10.5 million for the same period of 2009. The main driver for the increase in EBITDA for the twelve months ended December 31, 2010 compared to the corresponding periods of 2009 was higher stevia revenue and gross profit in 2010 as compared to 2009 (see Gross Profit explanation above for additional information). The decrease in the quarter ended December 31, 2010 was due to lower gross profit.

The following table provides reconciliation to Canadian GAAP net income.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

In thousands Canadian $,	3 Months Ended Dec 31		Year Ended Dec 31
except per share amounts	2010	2009	2010	2009
Income (Loss) Before Income Taxes and Non-Controlling Interests	($2,478)	$72	($2,366)	$371
Add:
Net Interest Expense	$1,468	$899	$4,331	$3,709
Non-Controlling Interest	$2	$22	$19	$144
Depreciation and Amortization	$2,874	$2,258	$10,034	$6,385
Foreign Exchange Loss (Gain)	$682	$581	$860	($2,638)
Non-Cash Share Compensation	$968	$754	$3,308	$2,479
EBITDA	$3,514	$4,586	$16,186	$10,450
EBITDA as a % of revenue	18%	35%	28%	25%

Summary of Quarterly Results

The selected consolidated information below has been gathered from GLG’s quarterly consolidated financial statements for the previous eight quarterly periods:

In thousands Canadian $,	2010	2010	2010	2010	2009	2009	2009	2009
except per share amounts	Q4	Q3	Q2	Q1	Q4	Q3[1]	Q2[1]	Q1[1]
Revenue	$19,300	$20,951	$10,468	$8,209	$13,264	$14,814	$10,805	$3,001
Gross Profit $	$3,654	$6,994	$3,627	$3,288	$4,937	$4,095	$1,642	$1,214
Gross Profit %	19%	33%	35%	40%	37%	28%	15%	40%
Net income (Loss)	($3,185)	$1,826	($228)	($1,347)	$488	$1,399	$371	($1,500)
Basic Income (Loss) Per Share	($0.12)	$0.07	($0.01)	($0.05)	$0.02	$0.07	$0.02	($0.08)
Diluted Income (Loss) Per Share	($0.12)	$0.07	($0.01)	($0.05)	$0.02	$0.06	$0.02	($0.08)

1.	Restated for the periods Q1 2008 through Q3 2009 to reflect the 4:1 share consolidation that took place on November 5, 2009.

Note: The Company operates in one reportable operating segment, being the manufacturing and selling of a refined form of stevia and has operations in Canada and China.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Quarterly Net Income (Loss)

There was a net increase in loss of $3.7 million for the three months ended December 31, 2010 compared to the same period in 2009. This net loss was driven by: (1) a decrease in gross profit of $1.3 million, (2) an increase in G&A expenses of $0.3 million, (3) an increase in income tax expenses of $1.1 million, and (4) an increase in other income and expenses of $1.0 million The net income increased by $0.4 million to $1.8 million for the three months period ended September 30, 2010 in comparison to the net income of $1.4 million for the same period of 2009. This $0.4 million increase in income was driven by: (1) an increase in gross profit of $2.9 million, (2) decrease in income tax expense of $1.0 million which were offset by, (3) an increase of $1.3 million in general and administrative costs, and (4) a decrease of $2.2 million from foreign exchange gain.

The net loss was $0.2 million for the second quarter of 2010, which was an increase of $0.6 million in comparison to the net income of $0.4 million for the same period of 2009. This $0.6 million increase in loss was driven by: (1) a decrease in foreign exchange gain by $1.7 million, (2) an increase in general and administrative expenses by $1.2 million, and (3) an increase in interest expense by $0.1 million, which was partly offset by (4) an increase in gross profit in the second quarter 2010 ($2.0 million) and (5) an increase in income tax recovery ($0.4 million) compared to the second quarter of 2009.

The net loss was $1.3 million for the first quarter of 2010 which was a decrease of $0.2 million as compared with a loss of $1.5 million for the same period in 2009. The decrease in loss was driven by: (1) an increase in gross profit in the first quarter 2010 ($2.2 million) compared to the first quarter of 2009, which was partly offset by (2) higher provision for income taxes in the first quarter 2010 (an increase of $1.1 million), (3) an increase in general and administrative expenses ($0.4 million) and (4) an increase in other expenses ($0.4 million).

The net income was $0.5 million for the fourth quarter of 2009 compared with a loss of $7.1 million for the comparable period in 2008. This $7.6 million improvement was driven mainly by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($4.0 million), (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter ($2.3 million improvement) and (3) a reduction in one time provisions ($3.1 million) which were offset by an increase in G&A expenses ($0.2 million) a net interest expenses increase ($0.4 million) and a net reduction in income tax recoveries ($1.0 million).

Net income for the third quarter 2009 was $1.4 million, versus a loss of $1.0 million in the third quarter of 2008. This $2.4 million improvement was driven by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($3.3 million) and (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter ($1.9 million) which were offset by an increase in G&A expenses ($1.2 million), a net interest expenses increase ($0.7 million) and a net increase in income taxes ($0.8 million).

Net income for the second quarter 2009 was $0.4 million, versus a loss of $1.6 million in the second quarter of 2008 or a $2.0 million decrease in loss. The decreased loss was driven by an improvement in gross profit margin in the second quarter of 2009 by $1.3 million, and an increase in other income of $1.8 million, which was offset by an increase in SG&A of $1.2 million.

Net loss for the first quarter 2009 was $1.5 million, compared to a loss of $7.1 million in the fourth quarter of 2008 or a $5.6 million decrease in loss. The decreased loss was attributable to an improvement in gross profit margin in the first quarter of 2009 by $0.5 million, a decrease in stock based compensation expenses of $0.7 million, decreased foreign exchange losses of $2.1 million, and a decrease in provisions on loans of $3.1 million, and were offset by a decrease in income tax recoveries of $0.7 million.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Quarterly Basic and Diluted Earnings (Loss) per Share

The basic loss and diluted loss per share was $0.12 for the fourth quarter of 2010 compared with a basic net income per share of $0.02 and a diluted net income per share of $0.02 for the same period in 2009. The decrease in earnings per share were driven by: (1) a decrease in gross profit of $1.3 million, (2) an increase in G&A expenses of $0.3 million, (3) an increase in income tax expenses of $1.1 million, and (4) an increase in other income and expenses of $1.0 million.

The basic income and diluted income per share was $0.07 for the third quarter of 2010 compared with a basic net income per share of $0.07 and a diluted net income per share of $0.06 for the same period in 2009. The increase in earnings per share was driven by: (1) an increase in gross profit of $2.9 million, (2) a decrease in income tax expense of $1.0 million which were offset by, (3) an increase of $1.3 million in general and administrative costs, and (4) a decrease of $2.2 million from foreign exchange gain.

The basic loss and diluted loss per share was $(0.01) for the second quarter of 2010 compared with a basic and diluted net income per share of $0.02 for the same period in 2009. The increase in loss per share for the second quarter 2010 was driven by: (1) an increase in general and administrative expenses and (2) a decrease in foreign exchange gain, which was partially offset by (3) an increase in gross profit in the second quarter 2010 and an increase in income tax recovery compared to the second quarter of 2009.

The basic loss and diluted loss per share was $(0.05) for the first quarter of 2010 compared with a loss per share of $(0.08) for the comparable period in 2009. The decrease in loss per share for the first quarter 2010 compared to the first quarter of 2009 was driven by: (1) an increase in gross profit in the first quarter 2010 compared to the first quarter of 2009, which was offset by (2) higher provision for income taxes in the first quarter 2010, (3) an increase in general and administrative expenses and (4) an increase in other expenses.

The basic earnings per share were $0.02 for the fourth quarter 2009 compared with $0.07 for the basic earnings per share for the third quarter of 2009. The decline in earnings per share for the fourth quarter compared to the third quarter of 2009 can be attributed to: (1) increased number of shares in the fourth quarter due to the NASDAQ public offering of 3.2 million common shares completed in November 2009 ($0.01 per share impact on Q4 EPS result), and (2) a decrease in the fourth quarter net income compared to the third quarter of $0.9 million ($0.04 per share decline in Q4 EPS).

The decrease of $0.9 million in the fourth quarter net income compared to the third quarter can be accounted for as follow: (1) a decrease in foreign exchange gains ($2.5 million reduction) relative to the third quarter; and (2) an increase in SG&A expense of $0.6 million in the fourth quarter relative to the third quarter, which was partially offset by (3) higher gross profit in the fourth quarter ($0.8 million improvement) relative to the third quarter; (4) a higher income tax recovery recognized in the fourth quarter ($1.2 million improvement) relative to the third quarter; and (5) a decrease in interest expense of $0.2 million.

The basic earnings per share were $0.07 and diluted earnings per share were $0.06 for the third quarter 2009 compared with $0.02 for the basic and diluted earnings per share for the second quarter of 2009. The improvement in earnings per share for the third quarter compared to the second quarter of 2009 can be attributed to high gross profit which was driven by higher revenues and higher other income generated in the fourth quarter relative to the second quarter.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

The basic earnings and diluted earnings per share were $0.02 for the second quarter 2009 compared with basic and diluted loss of $0.08 per shares for the first quarter of 2009. The improvement in earnings per share for the second quarter compared to the first quarter of 2009 can be attributed to higher gross profit which was driven by higher revenues and higher other income generated in the second quarter relative to the second quarter.

The basic loss per share and diluted loss per share were $0.08 for the first quarter 2009 compared with $0.40 for the fourth quarter of 2008. The fourth quarter loss per share was driven by increased stock based compensation, unrealized foreign currency losses and a provision on amounts owed to the Company.

Capital Expenditures

In thousands Canadian Dollars	Fourth Quarter		% Change	Twelve Months		% Change
	2010	2009		2010	2009
Capital Expenditures	$1,918	$16,653	(88%)	$4,467	$40,875	(89%)

GLG’s capital expenditures of $1.9 million for the fourth quarter of 2010 reflected a decrease of 88% in comparison to $16.7 million in the fourth quarter of 2009. The expenditures decreased 89% on a year-over-year basis. During 2009, the capital expenditures were driven by the completion of the leaf processing facilities by the Runhai (Mingguang) and Runyang (Dongtai) subsidiaries and the set-up and construction of the Company’s new rebiana facility that started operations in December 2009. Capital expenditures during 2010 were $2.4 million for the purchase of testing and production equipment and $2.0 million for the building and property improvements at two of the Company’s primary processing plants.

Liquidity and Capital Resources

In thousands Canadian Dollars	2010	2009
Cash and Cash Equivalents	$23,817	$16,018
Working Capital	$6,999	$6,381
Total Assets	$277,182	$229,586
Total Liabilities	$129,399	$84,743
Loan Payable (<1 year)	$100,230	$44,561
Loan Payable (>1 year)	$6,134	$13,797
Total Equity	$147,779	$144,819

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Cash Flows: Three months ended December 31, 2010 and 2009

Cash generated by operating activities before changes in non-cash working capital was $1.5 million in the three month period ended December 31, 2010 compared to $3.6 million generated in the same period of 2009. This decrease in cash generated by operating activities can be attributed to the lower gross profit and higher interest expenses for the quarter ended December 31, 2010 compared to the same period for 2009.

Non-cash working capital items used $6.2 million of cash in the three month period ended December 31, 2010 relative to $18.0 million non-cash working capital used in the 2009 comparable period. The $11.7 million dollar decrease from non-cash working capital in the three months ended December 31, 2010 compared to the comparative 2009 period, was due to 1) the decrease in prepaid expenses of $19.1 million which was due to the movement of raw materials from prepaid expenses to inventory and cost of sales in the fourth quarter 2) the decrease in inventory of $2.3 million, and 3) the decrease of accounts payable of $1.2 million, which were partially offset by 4) the increases in the accounts receivable of $9.3 million due to increased sales in the fourth quarter of 2010 compared to the same period in 2009, and 4) the increases in net taxes recoverable of $0.5 million and interest payable of $1.1 million.

Cash used by investing activities was $1.8 million during the fourth quarter of 2010, compared to $12.7 million in the same period in 2009. The expenditures in 2010 were primarily for 1) the purchase of testing and other equipment, and the construction of waste water treatment facilities, and 2) payments related to GLG’s new rebiana facility in Qingdao and purchases of property, plant and equipment for the new Runhao rebiana facility that was completed during the fourth quarter of 2009. In the prior period there were significant purchases for the construction of the Runhao facility which was completed in 2009 and capital purchases and payments for these assets were substantially less in the fourth quarter of 2010 compared to the same period of 2009.

Cash generated by financing activities was $1.5 million in the fourth quarter of 2010 compared to $33.2 million in the same period in 2009. The decrease of $31.6 million was primarily driven by a net decrease in the cash provided by the issuance of common shares in the fourth quarter of 2010 compared to the same period for 2009 when a net of $30.1 million was raised as part of the Company’s NASDAQ IPO.

Cash Flows: Twelve Months Ended December 31, 2010 and 2009

Cash generated by operating activities before changes in non-cash working capital items was $10.5 million in the twelve months of 2010, compared to $6.2 million in the comparable period of 2009. This 69% increase in cash generated by operating activities can be attributed to the higher cash generated by operations, as stevia sales and receipts increased by 41% and gross profit margin increased by 45% over the comparable period in 2009.

Non-cash working capital items used $39.2 million of cash in 2010 compared to $23.4 million in 2009 a difference of $15.8 million. The biggest changes for the use of non-cash working capital in the twelve month period ended December 31, 2010 was 1) the increase in inventory of $9.6 million and 2) an increase in accounts receivable of $22.7 million. A large portion of the stevia leaf purchases usually occurs each year in the third and fourth quarters and the leaf purchases are used during GLG’s production year which runs October through September accounting for the large increases in inventory as in the prior period leaf purchases did not occur until late 2009 and early in 2010. As most of the 2010 sales are weighted towards the end of the year accounts receivable increased significantly due to these increased sales. Accounts receivable and inventory were partially offset by 3) the decrease in taxes recoverable of $2.5 million due to lowered asset purchases, 4) a decrease of $6.4 million for prepaid expenses, 5) a decrease in accounts payable of $5.3 million, 6) a decrease in deferred revenue of $2.0 million and 7) a decrease in interest payable of $0.3 million.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Cash used by investing activities was $14.7 million during the twelve months of 2010, compared to $34.5 million in the same period in 2009. These expenditures were primarily for the purchase of property, plant and equipment. In 2010 these purchases were primarily for 1) the purchase of testing and other equipment, and the construction of waste water treatment facilities, and 2) payments related to GLG’s Runhao facility in Qingdao and purchases of property, plant and equipment for the Runhao facility that was completed during the fourth quarter of 2009.

Cash generated by financing activities was $50.9 million in the year of 2010 compared to $60.2 million in the same period in 2009. The decrease of $9.4 million can be accounted for as follows: 1) a net decrease in cash generated by financing activities of $29.0 million generated by issuance of shares during the twelve months ended December 31, 2010 compared to the same period in 2009 when the company raised equity as part of its NASDAQ IPO, 2) a net increase in cash provided from related parties of $8.5 million, which were partially offset by 3) a decrease in repayments of advances from a customer by a net $22.1 million as the Company used alternate forms of financing to purchase leaf in 2010 compared to 2009 and 4) a net decrease in cash provided by short term loans in China by $6.0 million between the two periods.

Financial Resources

Cash and cash equivalents increased by $7.8 million during the twelve months of 2010. Working capital decreased by $0.6 million from the year-end 2009 position. The working capital decrease can be attributed to a net increase in short term loans used to fund capital expenditures and for stevia leaf purchases for the next production year. See balance sheet discussion below for movement in specific accounts. The increase of short term loans was $62.8 million of which $49.0 million can be attributed to new loans and $13.8 million can be attributed to the reclassification of long term loans to short term.

The Company’s working capital and working capital requirements fluctuate from quarter to quarter depending on, among other factors, the annual stevia harvest in China (third and fourth quarter each year), the production output along with the amount of sales conducted during the period. The value of raw material in inventory is the highest in the fourth quarter due to the fact that the Company purchases leaf during the third and fourth quarter for the entire production year which runs October through September each year. The Company’s principal working capital needs include accounts receivable, taxes receivable, inventory, prepaid expenses, and other current assets, and accounts payable and interest payable.

Balance Sheet

In comparison to December 31, 2009, the total assets increased by $47.6 million as at December 31, 2010, which was split by an increase in current assets of $53.0 million and a decrease in fixed and other long term assets of $5.4 million. The increase in the current assets was mainly driven by the following:

1.

Increase of $22.2 million in inventory. The key drivers for the net change were: (a) the $18.8 million increase in raw materials inventories to meet current and anticipated customer orders; (b) the increase in work in progress inventories of $0.9 million to meet 2010 customer order commitments; and (c) the $2.5 million increase in finished product inventories,

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

2.	Increase in cash and cash equivalents of $7.8 million, which can be attributed to increased sales and higher levels of short term debt,
3.	Increase in accounts receivable of $25.8 million, due to the significant increase in 2010 sales, specifically in the three months ended December 31, 2010,
4.	Increase in taxes recoverable of $1.4 million

All these were partially offset by

5.

Decrease of $4.2 million in prepaid expenses mainly due to the timing of stevia leaf purchases. The amount of stevia leaf prepayments at December 31, 2010 was $0.6 million compared to $4.3 million at December 31, 2009, which is seen in the increased raw material inventory at December 31, 2010 compared to December 31, 2009. In 2009 the Stevia harvest began later and thus some of the harvested leave was not added to inventory until fiscal 2010. For fiscal 2010, the annual leaf harvest began in August 2010 and has continued into the last quarter of 2010, which is in line with the Company’s expectations and further reinforces why prepayments for leaf have gone down but raw material inventory has increased.

The decrease in the fixed and other long term assets of $5.4 million was mainly due to amortization and the depreciation of the Canadian dollar against the RMB. This was slightly offset by some additions to property, plant and equipment.

Current liabilities increased by $52.4 million as at December 31, 2010 in comparison to December 31, 2009, driven by a net increase in short term loans of approximately $62.8 million and an increase in interest and advances to customers, which was partly offset by a decrease in accounts payable of approximately $3.5 million and a decrease in a loan to related party of $7.1 million, which was restructured into a two-year loan and presented as a non-current liability on the balance sheet as at December 31, 2010.

At December 31, 2010 100% of the bank loans were classified as current, compared to December 31, 2009, where $37.3 million were classified as current and $13.8 million were classified as non-current. Related party loans of $6.1 million are now classified as long term rather than short term.

Bank loans and short term loans increased by a net $49.0 million at December 31, 2010 compared to December 31, 2009. The Company generated cashflows from operating activities of $10.5 million, however the Company’s funding requirements for non-cash working capital and capital expenditure related payments were a total of $53.9 million for 2010. The net increase in short term loans was incurred to fund inventory and production requirements ($22.8 million), pay down obligations related to capital asset purchases ($14.7 million), and fund other working capital requirements ($16.4 million). The Company also increased its cash balance by $7.8 million as a result on the increase in short term loans.

Future income tax liabilities decreased by $0.1 million compared to December 31, 2009 due to an increase of the non-capital loss carry forward related to Chinese subsidiaries.

Shareholders’ equity increased by $3.0 million due to issuance of new shares on stock options exercises with a total value of $1.3 million, issuance of shares on purchase of a production patent and technology valued at $2.0 million, stock-based compensation of $3.3 million recognized in the twelve month period on restricted shares and stock options granted previously and in the current period, a decrease in accumulated other comprehensive income of $0.7 million, and an increase in deficit of $2.9 million.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

China Lines of Credit and Short Term Loans

As at December 31, 2010, the Company had the following short term loans balances in China to finance its expansion and operations:

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate	Lender
			per annum

$9,054,000	60,000,000	January 11, 2011	5.31%	Construction Bank of China
3,018,000	20,000,000	March 18, 2011	5.31%	Construction Bank of China
4,527,000	30,000,000	March 23, 2011	5.31%	Construction Bank of China
3,018,000	20,000,000	May 24, 2011	5.56%	Agricultural Bank of China
9,054,000	60,000,000	June 17, 2011	5.56%	Agricultural Bank of China
4,527,000	30,000,000	June 22, 2011	5.40%	Construction Bank of China
4,527,000	30,000,000	June 28, 2011	6.12%	CITIC Bank
3,018,000	20,000,000	June 29, 2011	5.56%	Agricultural Bank of China
9,054,000	60,000,000	July 2, 2011	5.40%	Agricultural Bank of China
15,090,000	100,000,000	July 27, 2011	5.59%	Bank of Communication
2,565,300	17,000,000	July 29, 2011	5.56%	Agricultural Bank of China
3,018,000	20,000,000	August 5, 2011	6.02%	CITIC Bank
15,090,000	100,000,000	August 25, 2011	5.63%	Bank of Communication
3,018,000	20,000,000	August 30, 2011	5.56%	Agricultural Bank of China
3,018,000	20,000,000	September 14, 2011	6.12%	CITIC Bank
1,509,000	10,000,000	September 28, 2011	5.56%	Agricultural Bank of China
1,509,000	10,000,000	October 18, 2011	5.56%	Agricultural Bank of China
452,700	3,000,000	October 28, 2011	5.56%	Agricultural Bank of China
4,527,000	30,000,000	October 28, 2011	5.56%	Agricultural Bank of China

$99,594,000	660,000,000

During the year ended December 31, 2010, the Company renewed loans of $49,797,000 (RMB330 million), renewed the credit facility of $37,725,000 (RMB250 million) with the Agricultural Bank of China and obtained short term loans of $49,797,000 (RMB330 million) offered by various banks.

In June 2010, the Company obtained a $3,772,500 (RMB25,000,000) non-interest bearing and non-secured loan from a business associate. This loan was repaid in July 2010.

The assets of the Company’s subsidiaries have been pledged as collateral for the short term bank loans. Land of two subsidiaries has also been used as collateral for the above facilities.

Financial and Other Instruments

Financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.

All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities, which are measured at amortized cost. Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Subsequent measurement and changes in fair value will depend on their initial classification as follows: held for trading financial assets are measured at fair value and changes in fair value are recognized in net income; available for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income; held-to-maturity financial assets, loan and receivables, and other financial liabilities are amortized using the effective interest rate method.

Financial instruments that are derivative contracts are considered held-for-trading unless they are designed as a hedge. Cash and cash equivalents, short term investments, and restricted cash are classified as “held-for-trading”. Accounts receivable and certain other assets that are financial instruments are classified as “loans and receivables”.

Short term loans, accounts payable, interest payable, advance from customer, due to related party, and non-current bank loan are classified as “other financial liabilities”. The Company currently does not have any hedge instruments.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, amounts due to related parties, and accrued liabilities, and short term loans.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity), such as non-corroborative indicative prices for particular instrument provided by a third party.

The fair values of accounts receivable, accounts payable and accrued liabilities, and short term loans approximate carrying values because of the short-term nature of these instruments. Cash and cash equivalents are stated at fair value and are classified within Level 2. There were no transfers between Level 1 and 2 or any transfers into or out of Level 3 during the year.

Financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, and other financial liabilities.

Interest income, gains and losses from held-for-trading, loans and receivables and other financial liabilities are recognized in other income (expense). During the year ended December 31, 2010, interest expense in the amount of $4,501,106 (2009 - $2,695,178) from other financial liabilities was recognized in other expense and nil (2009 - $1,125,721) was recognized through cost of goods sold.

Interest income and expense from held-for-trading and other financial liabilities were determined using the effective interest method.

As at December 31, 2010 and 2009 the recorded amounts for cash and cash equivalents are at fair value.

As at December 31, 2010 and 2009 accounts receivable, accounts payable and accrued liabilities, short term loans, interest payable, advances from customers, and due to related party, less provision for impairment if applicable, approximate their fair values due to the short term nature of these instruments.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. The Company’s primary credit risk is on its cash and cash equivalents, restricted cash and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with various financial institutions. Given the current economic environment, the Company monitors the credit quality of the financial institutions it deals with on an ongoing basis.

The Company has a high concentration of credit risk as the accounts receivable was owed by fewer than ten customers, however, the Company believes that it does not require collateral to support the carrying value of these financial instruments. The carrying amount of financial assets represents the maximum credit exposure. The Company reviews financial assets, including past due accounts, on an ongoing basis with the objective of identifying potential events or circumstances which could delay or prevent the collection of funds on a timely basis. Based on default rates for existing customers, as well as the financial stability of new customers, the Company believes that there are minimal requirements for an allowance for doubtful accounts against its accounts receivable.

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of a change in foreign exchange rates. The Company conducts its business primarily in U.S. dollars, RMB, Canadian dollars and Hong Kong dollars. The Company is exposed to currency risk as the functional currency of its subsidiaries is not Canadian dollars.

The majority of the Company’s assets are held in subsidiaries whose functional currency is the RMB. The RMB is not a freely convertible currency. Many foreign currency exchange transactions involving RMB, including foreign exchange transactions under the Company’s capital account, are subject to foreign exchange controls and require the approval of the PRC State Administration of Foreign Exchange. Developments relating to the PRC’s economy and actions taken by the PRC government could cause future foreign exchange rates to vary significantly from current or historical rates. The Company cannot predict nor give any assurance of its future stability. Future fluctuations in exchange rates may adversely affect the value, translated or converted into Canadian dollars of the Company’s net assets and net profits. The Company cannot give any assurance that any future movements in the exchange rates of RMB against the Canadian dollar and other foreign currencies will not adversely affect its results of operations, financial condition and cash flows. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

All of the Company’s operations in China are considered self-sustaining operations. The assets and liabilities of the self-sustaining operations are translated at exchange rates prevailing at the balance sheet date. Unrealized gains and losses resulting from translating self-sustaining operations are accumulated and reported as a currency translation adjustment in accumulated other comprehensive income.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. It is the Company’s intention to meet these obligations through the collection of accounts receivable, receipts from future sales, current cash and cash equivalents, short term investments, available lines of credit in China and possible issuance of new equity or debt instruments.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

The Company is dependent on obtaining regular financings in order to continue its expansion programs and repay amounts due under current short term loans. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings on terms acceptable to the Company.

Contractual Obligations

(a)

The Company has two 5-year operating leases with respect to land and production equipment at the Qingdao factory in China. The leases expire in 2011, and the annual minimum lease payments are approximately $150,900 (RMB1,000,000).

(b)

The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation. Rent of approximately $119,211 (RMB790,000) is paid every 10 years.

(c)	The Company has 4 months remaining on a lease for office premises. The minimum lease payments to be paid in 2011 approximate $26,696.

A summary of the Company’s contractual obligations with defined payment dates is presented below.

In thousands Canadian Dollars	2011	2012	2013	2014	Thereafter	Total
Operating Leases	$178	-	-	-	$238	$416

(d)

In April 2008, the Company signed a 20-year agreement with the government of Juancheng County in the Shandong Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region. The agreement requires the Company to make a total investment in the Juancheng region of $59,676,000 (US$60,000,000) over the course of the 20-year agreement to retain its exclusive rights. As of December 31, 2010, the Company has not made any investment in the region.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Capital Structure

Outstanding Share Data as at March 31, 2011:

Shares
Common Shares Issued	32,661,212
Reserved For Issuance
Warrants	2,645,000
Stock Options	248,040
Reserved For Issuance - Other	62,500
Total Reserved For Issuance	2,955,540
Fully Diluted Shares
35,616,752

Subsequent to December 31, 2010, 8,000 stock-options were forfeited, these transactions are reflected in the outstanding shares and fully diluted shares information above.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements.

Transactions with Related Parties

In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Company has agreements with Grand Leaf Group Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd. (“BISM”) for executive and management consulting services. These companies are related as they are owned by senior officials and directors of the Company.

The amount of these transactions and outstanding balances as at December 31, 2010 are as follows:

a)

During the year ended December 31, 2010, the Company paid or accrued consulting fees totaling $367,148 (2009 - $343,794) for the services provided by Grand Leaf’s management agreement. As at December 31, 2010, there was $367,148 (2009 - $343,794) payable to Grand Leaf.
b)

During the year ended December 31, 2010 the Company paid or accrued consulting fees of $127,153 (2009 - 189,086) and $61,929 (2009 - 68,759)) to PALCO and AAFAB respectively. As at December 31, 2010, there was nil (2009 - $4,702) payable to PALCO and nil (2009 - nil) payable to AAFAB.
c)

During the year ended December 31, 2010, the Company paid or accrued consulting fees totaling $65,408 (2009 - $72,664) to BISM. As at December 31, 2010, there was $nil (2009 - $19,545) payable to BISM.

d)

During the year ended December 31, 2010, the Company paid or accrued management fees totaling $400,000 (2009 - $361,883) to GLG International. As at December 31, 2010, there was $400,000 (2009 - $361,883) payable to GLG International.

During the year ended December 31, 2009, the Company obtained loans totaling US $6,892,000 from the Company’s Chairman and Chief Executive Officer. The loans bear interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum. The Company used the proceeds of the loans for corporate working capital purposes and to fund the required initial investment in the Runhao subsidiary in China.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

During the year ended December 31, 2010, the Lender, the Company’s Chairman and Chief Executive Officer, agreed to consolidate all outstanding loans and accrued interest with a new 2 year term loan with effect from June 1, 2010. During the year ended December 31, 2010, the Company repaid $3,090,330 (US$3,000,000) of the loan principal balance due to a related party. The Company also obtained two new loans from the Chairman and Chief Executive Officer for the amounts of US $1,500,000 and $700,000 respectively. The loans bear interest at the US dollar prime rate posted by the Bank of Canada plus 4% per annum and have maturity dates of December 1, 2012 and December 23, 2012. These two loans were repaid with interest subsequent to year end.

The Company obtained a loan of US $100,000 from a company controlled by a director of the Company. The loan bears interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum and matures June 9, 2011. This loan was repaid with interest subsequent to December 31, 2010. The outstanding loan balance as at December 31, 2010, is as follows:

Loan amount in C$	Loan amount in US$	Maturity Date	Interest rate per annum

$3,945,434	$3,966,855	June 1, 2012	Bank Canada US Dollar prime rate + 3%
696,220	700,000	December 23, 2012	Bank Canada US Dollar prime rate + 4%
1,491,900	1,500,000	December 1, 2012	Bank Canada US Dollar prime rate + 4%
99,460	100,000	June 9, 2011	Bank Canada US Dollar prime rate + 3%

$6,233,014	$6,266,855

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Market and Key Markets Outlook

Stevia Demand Development – global perspective

There are several factors driving the development of the stevia market opportunity in 2011. They can be divided into four categories: health, natural, sugar market and corporate.

From a health point of view, the domestic and global increase in obesity and increasing rates and concern for diabetes play a tremendous role for food and beverage makers when they look for ways to contribute to making the consumer healthier. In a recent industry presentation SPINS cited that “Health and Wellness is a key driver of innovation and variety in the US marketplace driven by consumer demand.”1 For a number of years, the world has been trending to products that are natural and green. The consumer wants foods that are natural, environmentally friendly, and good for them. As First Lady Michelle Obama unveiled the findings of her Childhood Obesity Task Force recent report, it is important for companies like GLG to help food and beverage manufacturers formulate new products that are all natural, environmentally friendly and good for consumers.

Developments in the global sugar market are also a very important determinant in the Company’s view for the demand for stevia and its stevia extract products. There are important demand developments in the sugar market from developing GDP nations such as China and India that are driving material new demand for sugar. Coupled with supply challenges to meet existing world demand, sugar prices are nearing 30 year highs. London-based Czarnikow recently predicted that global sugar demand would increase to 257 million tonnes by 2030 from 168 million tonnes today driven by increased demand from the “rising economic status of top sugar consumer India and China”. These two countries were predicted to represent over 32% of world sugar demand from 2030 with the US and Europe’s sugar consumption remaining stable over the same period.2

Stevia’s potential in Beverage Formulations

Stevia holds good potential for beverage formulations. Much of the potential comes not only from a natural, zero-calorie product formulation but from natural sugar blends.

GLG sees stevia and sucrose blends as the all-natural, low calorie way for consumers to enjoy the ”right calorie” choice. This blend is expected to eliminate the need for artificial ingredients. The beverage product not only tastes good but is better for you.

Stevia has already been successful in the water segment, but GLG believes that beverage categories are well-suited for stevia as an all-natural alternative to sweeten products. It can be used in a blended or zero-calorie environment. Beverage manufacturers can blend stevia and sugar reducing the caloric value of their products by 60 to 70 percent while still providing a great product with a natural caloric reduction.

Globally, approximately 82 percent of consumers make a choice to consume all natural products sweetened with sugar, yet this comes with a high caloric impact. Most of these products can be blended with stevia to create great tasting low or no-calorie options.

GLG believes the future of stevia to be the leader of the right calorie market – the market of food and beverages products that would have calories reduced in the 30% to 60 % range and/or are a combination of sugar and stevia extract. We believe all beverage categories are moving to the right calorie segment. The right calorie segment enhances stevia by pairing it with all-natural sucrose making it well-suited for almost everyone.

1 SPINS Presentation-Canaccord Genuity Healthy Living Conference, August 13, 2010
[2] Sugar Demand to Soar to 203- - Analysts, Reuters 26/10/2010

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Product Developments

The Company developed a key product line in 2010 known as the BlendSureTM line that it expects will drive a significant share of its revenue growth in the next six to 12 months. This product line meets the two fundamental requirements that the Company believes Food and Beverage companies have been looking for from a stevia sweetener – (1) tastes Good and (2) is cost effective. The Company’s proprietary product has tested positively from a taste perspective with a number of major food and beverage companies and the price of our product relative to sugar at current pricing levels shows it to be at or below current sugar pricing, depending on the world market area and formulation. The BlendSureTM product line has recently achieved Self-Affirmed GRAS status in the US and it also meets other stevia standards such as JECFA. The Company also expects BlendSureTM to be the dominant sweetener used in the AN0C products that are to be launched in China in 2011.

In March 2011, the Company announced a key development agreement with International Flavour and Fragrance (IFF) for the development of a high purity Reb C stevia extract product. If the Company is successful in developing this product, the two parties will negotiate a supply agreement for GLG to supply IFF for high purity Reb C extract for use as a flavour enhancer. The development of a high purity Reb C product would represent the third high value added product to be development from GLG’s proprietary leaf and provides a good opportunity to generate more revenues and margin from the same leaf.

China

The Company believes that China presents the largest market opportunity for its high-grade stevia products and future growth. There are two opportunities that the Company sees and is currently developing.

(1) Zero or reduced calorie consumer products - The Company announced the AN0CTM joint venture in December 2010 and has launched the first six AN0CTM beverage products in late March 2011. AN0C is expected to contribute to a material new revenues in 2011 (see AN0C revenue outlook section for details) China’s per capita GDP is expected to grow from RMB 9,315 in 2007 to RMB 28,195 in 20173 and with its expected growth will come increased consumption in the food and beverage sector in China. Since China opened its door to the world in 1978, the China food industry has kept a 13.1% average annual growth rate from 1980 to 2001. In 2001, the total China food industry revenue reached RMB 900 billion (equivalent to about US$ 130 billion). More recently, from 2002 to 2009, the food industry in China kept a 23% average annual growth rate and in 2009, the total revenue reached RMB 4.7 trillion (equivalent to US$ 693 billion). The Company believes that China’s food industry will continue its fast growth for the next 10-20 years, as the Chinese middle class population and wealth continues to increase.

(2) Industrial sales of stevia extract for use by the food and beverage Industry- China's continued growth in GDP and expansion of its middle class has resulted in strong growth in China's food and beverage Industry. This, in turn, has resulted in strong growth in domestic sugar demand. Domestic production of sugar in China has not been sufficient to meet the growing demand for sugar in China which has resulted in a shortfall of sugar production. In 2009, China imported over 1.5 million metric tons of sugar worth approximately US$1.1 billion. The latest statistics that the Company has for 2010 show that the shortfall is expected to reach 3 million metric tons of sugar for 2010. This sugar shortage is expected to grow as the population continues to grow and per capita sugar consumption increases. China has also seen a large increase in health related problems including growth in diabetes and obesity rates.

[3]Freedonia Beverage Containers in China Report, May 1, 2009.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

As a result of these two major issues, GLG has been in discussions with FXY, its China partner, and the Chinese central government on a plan to address: (a) the domestic sugar shortage, (b) health concerns over too much sugar in the diet and; (c) the creation of more wealth for China's farmers through stevia production. The plan is to provide to the China Sugar Reserve (“CSR”) a blend of sugar and stevia to reduce calories by 67% [relative to traditional natural sugar-based sweeteners] for use in food and beverage products in China. We believe that the blended sugar/stevia approach to sweeteners in China offers the following advantages:

A.	Stevia is more agriculturally efficient compared with sugar as it requires approximately 1/12th the land to grow;
B.	Stevia provides higher income to farmers than other crops (approximately two to three times).
C.

We believe that a sugar/stevia blend (“Low Calorie Sugar”) is a healthier sweetener, with half the calories of sugar while providing a similar taste and mouth feel sugar. We believe that the use of Low Calorie Sugar will help to address the growing concerns over obesity and diabetes rates in China; and

D.	Low Calorie Sugar requires fifty percent less sugar to produce, so the blend helps to address the growing sugar shortage issue.

The China Sugar Reserve Opportunity for GLG

Although no definitive agreement has been entered into with respect to the CSR opportunity, based on a series of discussions between CSR, GLG and its partner FXY, the Company expects the CSR opportunity to be developed as follows:

A.	all Low Calorie Sugar products to meet the specifications of the CSR have now been approved;
B.	FXY has been approved as a supplier to the CSR for these products;
C.	the first phase of delivery for the CSR opportunity is expected to be in the fourth quarter of 2011;
D.

GLG and its China partner are now working on a delivery plan for the first phase of the opportunity, which is expected to require approximately 500 metric tons of high grade stevia sales from GLG (see revenue outlook for 2011 revenue assumption);

E.

the total size of the opportunity that is under discussion is expected to be approximately one million metric tons of Low calorie sugar which will require approximately 5,000 MT of high grade stevia and one million metric tons of sugar;

F.	FXY has confirmed that it will use GLG’s BlendSure as the high grade stevia used for its LCS product and;
G.

the Company is working on the plan to plant sufficient stevia and expand capacity to meet the 5,000 MT high grade stevia requirement. GLG currently has approximately 2,000 metric tons of BlendSure capacity.

Distribution Relationships in Key Markets

Given the significance of the China market opportunity to the Company’s expected future growth, the Company’s distribution arrangements in other key markets will be its main approach to sales outside of China.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

The Company signed a number of these distribution agreements in 2010 for South America, Australia, New Zealand, Mexico, the US, India and the Middle East. These distribution agreements are expected to contribute significantly to stevia revenues outside of China in 2011. The Company continues to see global demand for stevia extracts to be used either in a zero calorie application or a blend of sucrose and stevia for reduced calorie/better-for-you products.

The Company is currently in discussions with other distributors to further its 2011 business development goals, which are expected to be announced throughout the balance of 2011 for Europe, the US, and South America.

Business Outlook Summary

1.	Sugar is now close to record 30 year prices and we believe that sugar prices will remain high in the future driven by supply shortages and material increases in demand.
2.

Global shortages for sugar are now occurring, which are expected to impact most local markets in the world through a combination of supply shortages and higher ingredient prices that food and beverage Companies will need to pay.

3.	Health concerns over obesity and diabetes remain high and are driving both government policy (e.g. Mexico, China) and new product introductions.
4.

The natural products market in North America has shown strong growth in the past five years and is expected to also show strong growth in other global markets where the Company distributes its products.

As a result of these key trends and issues, the Company sees continued strong growth ahead in 2011 and beyond for its products. GLG has successfully demonstrated in 2010 that a stevia/sugar blend not only meets the tastes requirement for sweeteners, but also is now more cost effective than sugar. AN0CTM’s products also are expected to demonstrate consumer products can be sweetened with stevia in both a zero calorie or reduced calorie variety while providing a similar taste to fully sugar sweetened products in the Chinese market in 2011.

2011 Outlook

GLG financial guidance for 2011 includes both its stevia sweetener business as well as its new consumer products business (AN0CTM). This is a pivotal year for the Company as it continues to grow its stevia business and launch its consumer products joint venture AN0CTM.

The Company's guidance for 2011 prepared in accordance with US GAAP is as follows:

$Canadian Millions	Lower End	Upper End

Revenue	$160	$200
Earnings Before Interest Tax &	$30	$39
Depreciation (EBITDA)[1]
Capital Expenditures (CAPEX)	$5	$10

A breakdown of 2011 guidance by the Company’s two main business segments (stevia sweeteners and consumer products) is as follows:

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

$Canadian Millions	Lower End	Upper End

Stevia Revenue	$90	$100
AN0C Revenue[2]	$70	$100

Stevia EBITDA	$30	$33
AN0C EBITDA[3]	$0	$6

Stevia CAPEX	$5	$10
AN0C CAPEX	$0	$0

1.	EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes:
	(1)	depreciation and amortization expense as reported on the cash flow statement,
	(2)	other income (expenses),
	(3)	stock-based compensation expense, and
	(4)	non-controlling interest. This might not be the same definition used by other companies.
2.	At 100% Consolidation
3.	At 80% Consolidation to reflect 20% minority interest in joint venture

Stevia Revenue Forecast

The stevia sweetener business is expected to grow 53 to 70% from 2010 with the largest portion expected to come from China. The Company has assumed the initial delivery of its Low Calorie Sugar order to the China Sugar Reserve will commence in the fourth quarter of 2011 and the full delivery of the first unit in 2012. Key growth markets outside of China include the US, Mexico, South America, the Middle East, India and Australia. Other key assumptions include raw sugar prices remaining in the range of $600 to $800 per metric ton and the RMB to USD exchange rate declining approximately 3% in 2011. The Canadian dollar to the US dollar exchange rate is assumed to be at par for the year. Q1 has traditionally low activity level, revenue in the first half of 2011 is expected to be similar to the amount generated in both 2009 and 2010 and is expected to account for approximately 20 to 25% of the full year revenue forecast. Q2 revenue is expected to be 65% of the first half of stevia revenue as our distributors are expected to require more products in Q2 after they work for product inventories delivered in the fourth quarter of 2010 and new distributors are signed up in 2011.

Stevia EBITDA Forecast

Stevia is expected to generate $30 to $33 million of EBITDA in 2011. Lower EBITDA profitability in the first half of 2011 has been assumed due to an expected decline in the RMB to US dollar exchange rate and relatively lower revenues in the first half. EBITDA margins are expected to improve in the last half of 2011 with the expected introduction of Huinong 2 (“H2”) special leaf variety in the 2011 harvest year. It is expected the Company will grow 100% of its stevia leaf requirements in 2011 with the H2 strain. As previously announced, the H2 strain is expected to deliver reduced stevia leaf processing costs starting in late third quarter 2011. Also, as approximately 75% of the projected revenues are expected to be generated in China, any future appreciation of the RMB against the USD will have a much lower impact on GLG’s projected EBITDA.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

Capex Forecast

The Company is expected to incur some maintenance capital expenditures for its four stevia processing facilities in China and does not expect to increase capacity in 2011 based on the stevia revenue forecast for 2011. The current revenue generating capacity of its four facilities is between $250 and $300 million per annum.

AN0CTM Revenue Forecast

The AN0CTM revenue forecast assumes the launch of 12 beverage products including six iced tea drinks, three juice drinks and three dairy drinks in 2011, with the initial product launch occurring in late first quarter or early second quarter. There are two major sales seasons in China for the beverage market, which have historically been January through March and July through September. GLG will be able to catch only the second major sales season for 2011. However, 2012 and beyond sales will include both major selling periods.

AN0C™ revenue in the first half of 2011 is expected to be approximately 20% of full year forecasted revenue. Other key assumptions for the revenue forecast include the Company’s expectation that the China food and beverage market will grow 20% in 2011 and that the Company will be able to launch its products in China nationwide, covering both major and regional cities in most provinces.

AN0CTM EBITDA Forecast

AN0C’s EBITDA is expected to generate between $0 and $6 million EBITDA in 2011. First priority for the development of the AN0CTM business is to take a leading position in the marketplace and to build a number one brand (both GLG corporate and AN0C for consumer products) in the all natural, zero calorie food and beverage sector. With this achievement it is expected that AN0CTM should achieve the largest market share for the all natural and zero calorie market segment with plans to penetrate most of the other major food and beverage market segments in 2011. These are the most important objectives for AN0CTM in 2011 rather than EBITDA generation.

The AN0CTM senior executive team has many years of experience in operating profitable, multi-billion dollar beverage companies in China and has developed a plan to get the business to positive EBITDA in the first year of operation. GLG joint venture partner, China Agriculture and Healthy Foods Company Limited (“CAHFC”) also has lower ingredient costs by utilizing GLG stevia extracts relative to the use of sugar. On a sweetness equivalency, CAHFC has lowered its sweeteners cost by 40 to 50% by using GLG BlendSure™ stevia extract in the production of AN0C’s food and beverage products, as compared to sugar.

International Financial Reporting Standards ("IFRS")

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 allows foreign issuers, as defined by the Securities and Exchange Commission (SEC), such as GLG, to file with Canadian securities regulators financial statements prepared in accordance with US GAAP. As such, the Company has decided not to report under IFRS by 2011 and will report under US GAAP as of January 1, 2011.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for US issuers and foreign issuers. The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014. Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

Disclosure Controls and Internal Controls over Financial Reporting

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that relevant information relating to the Company, including its consolidated subsidiaries, is made known to senior management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation. As of the end of the period covered by this report, the Company’s management evaluated, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2010, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports the Company files or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein and accumulated and reported to management to allow timely discussions regarding required disclosure.

The Company’s management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, is also responsible for establishing and maintaining internal control over financial reporting. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada and the requirements of the Securities and Exchange Commission in the United States, as applicable.

In the prior year management concluded that the Company did not have sufficient accounting documentation, policies, procedures or segregation of duties for certain transactions cycles. Specifically, the Company did not have significant number of staff in China that possess an understanding of Canadian public capital market requirements and Canadian GAAP. The Company made certain changes to its internal control over financial reporting during the year ended December 31, 2010 that have addressed these issues by, among other things, hiring additional staff in China that possess an understanding of Canadian public capital market requirements and Canadian GAAP.

Management assessed the effectiveness of the Company’s internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, as of December 31, 2010. In making this assessment, management used the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has concluded that, as of December 31, 2010, the Company’s internal controls over financial reporting are operating effectively.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

It should be noted that while the officers of the Company have certified the Company’s period-end filings, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or implemented, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Risks Related to the Company’s Business

This section describes the material risks affecting the Company’s business, financial condition, operating results and prospects. A prospective investor should carefully consider the risk factors set out below and consult with his, hers or its investment and professional advisors before making an investment decision. There may be other risks and uncertainties that are not known to the Company or that the Company currently believes are not material, but which also may have a material adverse effect on the Company’s business, financial condition, operating results or prospects. In that case, the trading price of the common shares could decline substantially, and investors may lose all or part of the value of the common shares held by them.

There are a number of risk factors that could materially affect the business of GLG, which include but are not limited to the risk factors set out below. The Company has been structured to minimize these risks as best possible. More details about the following risk factors can be found in the Company’s Annual Information Form filed on SEDAR at www.sedar.com.

  Intellectual Property Infringement

  Product Liability Costs

  Manufacturing Risk

  Inventory Risk

  Customer Concentration Risk

  Competition

  Government Regulations

  Consumer Perception of Products

  Changing Consumer Preferences

  Market Acceptance

  Dependence on Key Personnel

  Volatility of Share Prices

Risks Associated with Doing Business in the People’s Republic of China

The Company faces the following additional risk factors that are unique to it doing business in China. More details about the following risk factors can be found in the Company’s Annual Information Form.

  Government Involvement

  Changes in the Laws and Regulations in the People’s Republic of China

  The Chinese Legal and Accounting System

  Currency Controls

  Additional Compliance Costs in the People’s Republic of China

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Twelve Months Ended December 31, 2010

  Difficulties Establishing Adequate Management, Legal and Financial Controls in the People’s Republic of China

  Capital Outflow Policies in the People’s Republic of China

  Jurisdictional and Enforcement Issues

  Political System in the People’s Republic of China

Additional Information

Additional information relating to the Company is available on its website (www.glglifetech.com), in its Annual Information Form available on SEDAR (www.sedar.com).